7/18

03045650

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sogecable S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4981 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/15/04

Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03 JUL 18 AM 7:21

July 17th, 2003

AR/S
12-31-02

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated May 27th, 2003.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Notice issued on May 13th, 2003 regarding the General Shareholder's Meeting of Sogecable

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) Annual Accounts 2002.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary

Avda. de los Artesanos nº6 - 28760 Tres Cantos Madrid
Tel. 91 736 70 00 Fax 91 396 89 05

03 JUL 18 AM 7:21

Sogecable

Iñigo Dago Elorza

General Secretary

Madrid, May 13, 2003

COMMUNICATION OF RELEVANT INFORMATION

We hereby inform you that the General Shareholder's Meeting of Sogecable, S.A. held on today's date, has approved the resolutions submitted thereto.

The details of the resolutions adopted are attached.

Likewise, the Board of Directors of Sogecable, S.A., at its meeting following the General Meeting, has agreed to the re-election of Mr. Javier Diez de Polanco as Delegate Director and member of the Executive Commission of the Company, and Mr. Fernando Falcó Fernández de Córdova as Vice-chairman and member of the Executive Commission of the Company. Furthermore, the Board has taken note of the appointment of Mr. Eric Pradon, in representation of the Groupe Canal + Directorship, in replacement for Mr. Nicholas Stubbs.

The Board of Directors has likewise agreed to re-elect Mr. Jaime Terceiro Lomba as member of the Audit and Compliance Commission of the Company.

(signature - illegible)

RESOLUTIONS APPROVED BY THE GENERAL SHAREHOLDERS' MEETING OF SOGECABLE, S.A. HELD ON MAY 13, 2003

1. Examination and approval, as applicable, of the Annual Accounts, Balance Sheet, Profit and Loss Account and Annual Report - and the Management Report of both the company and of its consolidated group, corresponding to the financial year 2002, and the motion for application of the results.

To approve the individual and consolidated Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report corresponding to the financial year that closed on December 31, 2002, audited by the accounts' auditor of the Company. This shows a negative result for the company of 58,536,912.37 euros, and therefore the results cannot be distributed. This result shall be wholly applied to the "Negative Results from Previous Financial Years" account.

2. Approval of the management of the Board of Directors during the financial year 2002.

To approve, without any reservation, the management carried out by the Board of Directors during the last financial year.

3. Dismissal and appointment of Directors.

Whereas the mandate of Mr. Javier Diez de Polanco expires on the coming December 15, 2003, the dismissal thereof is anticipated and his re-election as a Director of the Company is agreed for the statutory period of five (5) years, with effect from the date of approval of this resolution.

Whereas the mandate of Mr. Jaime Terceiro Lomba expires on the coming June 16, 2003, the dismissal thereof is anticipated and his re-election as a Director of the Company is approved for the statutory period of five (5) years, with effect from the date of approval of this resolution.

The co-opted appointment of Mr. Fernando Falcó y Fernández de Córdova made by the Board of Directors on May 13, 2003 before this General Meeting is ratified, in order to fill the vacancy arising from the resignation of Mr. Juan Cueto Alasa. The appointment of Mr. Fernando Falcó y Fernández de Córdova as a Director of the company is further ratified for the statutory period of five (5) years, with effect from the date of adoption of this resolution.

The appointment by co-option of Mr. Bertrand Mehuet made by the Board of Directors on May 13, 2003 prior to this General Meeting is ratified, in order to fill the vacancy arising

from the resignation of Mr. Xavier Couture and to appoint Mr. Mr. Betrand Meheut as a Director of the company for the statutory period of five (5) years, with effect from the date of approval of this resolution.

With respect to the vacancies existing on the Board of Directors (4), these have neither been filled nor abolished, with the set number of the members of the Board of Directors remaining at twenty-one (21), within the statutory minimums and maximums, without prejudice to the terms of section 138 of the Consolidated Text of the Public Limited Companies Act with respect to co-option.

4. Adoption of the resolutions that are appropriate in relation to the Accounts' Auditor of the company and of its consolidated group for the financial year 2003, under the scope of the terms of articles 42 of the Code of Commerce and 204 of the Public Limited Companies Act.

To extend, for the purposes set out in sections 203 of the Public Limited Companies Act and 153 and successive sections of the Companies Register Regulations, the appointment of DELOITTE & TOUCHE ESPAÑA, S.L. [formerly known as Arthur Andersen y Cia, Sociedad Comandataria], with company registered office at C/Raimundo Fernández Villaverde, 65, 28003, Madrid, Fiscal Identification Code B-79104469, a company entered in the Companies Register of Madrid, in Volume 13,650, Folio 188, section 8, Page number M-54414 and entered in the Official Register of Accounts' Auditors (O.R.A.A.) with the number S-0692, as the auditor of Sogecable, S.A. for the verification of the individual and consolidated annual accounts of the financial year between the dates of January 1, 2003 and December 31, 2003.

5. Capital increase of the sum of 57,962,242 euros, by means of the issue of 28,981,121 ordinary shares of 2 euros in value each one, which shall be wholly paid-out by means of a non-pecuniary contribution of shares of "DTS Distribuidora de Televisión Digital, S.A." (Vía Digital); the total elimination of the right of first refusal and prevision of an incomplete subscription; delegation of powers in favour of the Board of Directors for the undertaking of the resolutions that are adopted in this respect, including for the determination of the premium account pursuant to the procedure that is established by the Shareholders' General Meeting and for the amendment of article 5 of the Company Bylaws.

A) To increase the share capital by fifty seven million nine hundred and sixty-two thousand, two hundred and forty-two (57,962,242) euros by the issuing of twenty-eight million nine hundred and eighty-one thousand one hundred and twenty-one (28,981,121) shares of two euros of nominal value each, of the same class and series as the existing ones, numbered consecutively from 97,023,754 to 126,004,874 inclusive, that will be represented by annotations on account and shall be issued with an premium account which, as a minimum, shall be 1.09 euros per share (a sum which, added up at its nominal value, is greater than the net equitable value of the share of Sogecable, S.A., according to the consolidated balance sheet at December 31, 2002, that was audited and approved by this Shareholders' General Meeting in relation to the first point of the Agenda), and always with respect to this minimum, as determined by the Board of Directors on the basis of the net equitable value of the consideration. The new shares shall, from the issuing thereof, assign the same policy and economic rights as the shares of Sogecable, S.A. that are presently in circulation, to their holders. This includes the rights to corporate dividends, on account or definitive, whose distribution is agreed from the date of issue.

Said shares, with respect to which the right of first refusal of the current shareholders of Sogecable, S.A. is excluded on the terms set out in section 159.1 c) of the PLCA and for reasons of corporate interest that justify the acquisition of the shares that are to be stated hereinunder, shall be offered upon the subscription by the holders of shares of the company "DTS Distribuidora de Televisión Digital, S.A" (Vía Digital), so as to be wholly paid up by means of the contribution of the Vía Digital shares of which they are the holders, wholly paid up and free of any charge or encumbrance. This is done on the basis of the exchange relationship that results from dividing 28,981,121 shares of Sogecable, S.A. by the total number of shares that make up the capital of Vía Digital at the time of the subscription period being opened. This translates in evaluating 100 per cent of Vía Digital into 23 per cent of Sogecable, S.A. after this increase has taken place.

The increase is approved with the possibility of an incomplete form of subscription, but one which has this possibility being limited to having, as a minimum, 75 per cent of the new shares being subscribed, that is to say, that at least 21,735,841 share are subscribed.

B) To opt for the application to the capital increase operation by means of a non-pecuniary contribution that has been agreed under the fiscal neutrality regime regulated in Chapter VIII of Title VIII of the 43/1995 Companies Tax Act, and to make the corresponding applications and notifications to that effect.

C) Under the scope of the terms of section 153.1 a) PLCA, to empower the Board of Directors with the power of substitution in its Executive Commission. The objective hereof is that in the period of one (1) year from the date of this Shareholders' General Meeting, it is able to set the date on which this resolution for capital increase is to be carried into effect, in one or several successive blocks as applicable, at the figure agreed or in that which results from the prevision of a possible incomplete subscription, or to cease from the exercising thereof. In the case of deciding to exercise this resolution, it is to set the terms of the increase in so far as these have not been established in the sections above, and, on a merely declarative basis:

a) With respect to the minimum value referred to and on the basis of the net equitable value of the consideration, set the premium account of the new shares.

b) Re-draft the 5th article of the Company Bylaws in order to adapt it to the new share capital figure resulting from the total or partial subscription to the capital increase and to the new number of shares in circulation as a result of said activity in one or several successive blocks as applicable.

c) To draw up and formulate such brochures as may be required by the stock market regulations and to agree upon the subsequent amendments to the same that it deems appropriate.

d) In the event of this not having already been carried out, to request the independent expert that is referred to in section 38 PLCA from the Companies Registrar, for the evaluation of the shares of the company DTS Distribuidora de Televisión Digital, S.A. (Vía Digital).

e) To request the admission into trading of the new shares that are issued in one or several blocks as applicable, with all of the powers that are necessary to such effect, undertaking the necessary administrative tasks and executing those documents that may be necessary to this effect. Furthermore, it is to designate the entity responsible for the accounting record of the shares and the depositories issuing the representative certificates of deposit of the shares, executing the documents that may be necessary for these.

f) To make the applications for authorisation or notifications that may be required before the authorities and organs that may have competence in each case, and in particular, amongst others, those relating to the option for the application of the regime established in Chapter VIII of Title VIII of the aforesaid 443/1995 Act.

g) To carry out such administrative tasks as may be necessary and to approve and formalise such public or private documents as may be necessary or appropriate for the complete effectiveness of this resolution for capital increase in any of its aspects and content and, in particular, in order to rectify, clarify, interpret, complete, make accurate or specify, as applicable, the resolution adopted and in particular, rectify the defects, omissions or errors that may be observed in the oral or written assessment of the Companies Register.

6. - Amendment of articles 8 (Rights of the shareholders in the capital increases), 10 (Instalment payment on stock subscribed for), 12 (Shareholders' General Meeting), 15 (Quorum), 16 (Quorum for determinate resolutions), 19 (Minutes), 23 (Call, Establishing and Adopting of resolutions), 25 (Delegation of powers), 30 (The Executive Commission. Composition.), 31 (Operation and resolutions) and 33 (Concerning the Managing Directors) and the addition of a new article 33 bis (Audit and Compliance Commission) in the Company Bylaws.

To modify the following articles in the Company Bylaws, which shall have the meaning that is stated below:

Article 8. - Rights of the shareholders in the capital increases

In the company capital increases via the issuing of new ordinary and privileged shares, the former shareholders and the holders of the debentures shall be able, within the period that is established to this effect and which shall not be less than the minimum set by law, exercise the right to subscribe in a new issue, to a number of shares proportional to the nominal value of that which they possess or of those that would correspond to the holders of debentures in the case of the power of conversion being exercised at that time. This is to be without prejudice to the terms set down in law with respect to the non-applicability or exclusion of the right of first refusal.

Article 10. - Instalment payment on stock subscribed for

When there are shares that are partially paid up, the shareholder shall make the payment of the portion that is not paid up, whether this be in a pecuniary form or not, in the form and within the period that is set by the board of directors.

The shareholder who delays the instalment payment on stock subscribed for shall not be able to exercise the right to vote, without prejudice to the other legal consequences.

Article 12. - Shareholders' General Meeting

The Shareholders' General Meeting, duly called and constituted, resolves the matters within its competence by a majority of votes and its decisions are binding on all of the members, including those not in agreement, those who attended the meeting but who abstained from voting and those who did not attend it, without prejudice to the rights and shares that the Law grants to the members.

The following are the powers of the Shareholders' General Meeting:

a) To modify the Company Bylaws, as well as confirming or rectifying the interpretation that the Board of Directors makes of the same.

b) To determine the number of Directors that shall make up the Board of Directors, appoint and dismiss the members thereof, as well as ratifying or revoking the provisional appointments of such members made by the Board of Directors.

c) To increase or reduce the share capital, as applicable, delegating the power to appoint to the Board of Directors, within a maximum period, in accordance with the Public Limited Companies Act and the date or dates of the exercising thereof. The latter shall be able to make use of said powers wholly or in part, or even refrain from the same in consideration of the market conditions of the company itself or of some fact or occurrence of corporate or financial importance that would recommend such a decision. It shall report this to the first Shareholders' General Meeting that is held once the period set for the undertaking thereof has passed.

d) To authorise the Board of Directors to increase the share capital, in accordance with section 153.1. b) of the Public Limited Companies Act.

e) To delegate the modification of the nominal value of the shares representing the share capital to the Board of Directors, re-drafting the 5th article of the Company Bylaws.

f) To issue debentures, bonds or other analogous securities, whether simple, mortgage, exchangeable or convertible, with fixed or variable interest, that can be subscribed for in cash or in kind, or under any other condition of profitability or association, mode or characteristic. It is likewise able to authorise the Board of Directors to make such issues. In the case of the issuing of debentures, the Shareholders' Meeting shall approve the bases and modalities of the conversion and the increase of the share capital in the amount necessary for the purposes of said conversion, in accordance with the terms of section 292 of the Public Limited Companies Act.

g) To examine and approve the annual accounts, the motion for the application of the result and approve the company management corresponding to each financial year, as well as the consolidated accounts as applicable.

h) To appoint the accounts' auditors.

i) To transform, merge, spin-off or dissolve the Company.

j) To decide upon any matter that may be subject to its decision by the Board of Directors. The latter, when in its opinion there are relevant circumstances or facts that have a

bearing on the Company, shareholdings or corporate bodies, shall be able to call a Shareholders' General Meeting in order to debate and decide upon the specific resolutions from those included in this article that may be proposed thereto for it to make a decision.

k) To make declarations regarding any other matter reserved to the Meeting by legal provision or by these bylaws.

Article 13. - Types of Meetings

The General Meetings can be ordinary or extraordinary and must be called by the Board of Directors.

The ordinary General Meeting shall necessarily be held within the first six months of each financial year, in order to approve the company management, approve the accounts from the previous financial year as applicable and to decide upon the application of the result and furthermore to debate on and agree to those matters it deems appropriate regarding issues that are submitted for its approval by virtue of these Bylaws and the legislation in force, and any class of motions that the Board submits for its examination and approval.

The extraordinary General Meeting shall meet when this is so agreed upon by the Board of Directors or when requested by a number of members who may be the holders of at least 5% of the share capital. They shall state those matters to be dealt with at the Meeting in their petition. In this case, the Meeting shall be called to be held within the 30 days following the date on which the directors have been requested to call it by notarial process.

The Board of Directors shall likewise call an extraordinary General Meeting when a public offering for shares, debentures or other convertible securities in shares in the Company or that can be exchanged for these is authorised by the Spanish Securities and Exchange Commission ("Comisión Nacional del Mercado de Valores") or other competent organ. The agenda for said Meeting shall include at least those matters that are petitioned, within the four days following the publication of the first announcement of the public offer, proposed by the shareholders who represent at least zero point five per cent of the share capital. The call shall be made by the Board of Directors within the three days following the expiry of the four-day period mentioned above, so as to inform the shareholders with respect to the circumstances of the public offer and give them the opportunity to offer a co-ordinated response.

The extraordinary General Meeting is responsible for debating and agreeing on any class of motions that the Board, by its own initiative or upon petition from the shareholders, subjects to the examination of and approval by the Board, in conformity with the third paragraph of this article.

Regardless of the foregoing provision, the Meeting shall be constituted on a universal basis in conformity with the terms of section 99 of the Public Limited Companies Act.

Article 15. - Quorum

Both the ordinary and the extraordinary General Meeting shall be validly constituted on first call when the shareholders present or represented possess at least twenty-five per

cent of the share capital subscribed for with a voting right. On second call, the constitution of the Meeting shall be valid whatever the capital in attendance at the same may be.

When the resolutions are concerned with any of the matters set out in article 16 of these Bylaws, the valid constituting of the Meeting shall require the minimum attendance of the number established therein.

Article 16. - Quorum for determinate resolutions

In order for an ordinary or extraordinary General Meeting to be able to validly agree to the issuing of debentures, the increase or reduction of capital, transformation, merger, spin-off or dissolution of the Company and, in general, any amendment of the Company Bylaws, it shall be necessary, on first call, to have the attendance of shareholders present or represented who posses at least fifty per cent of the share capital of the subscribed capital with voting rights.

At the second call, the attendance of twenty-five per cent of said capital shall be sufficient. When shareholders representing at least fifty per cent of the subscribed capital with voting right are in attendance, it shall only be possible for the resolutions that the preceding paragraph refers to to be validly adopted with the favourable vote of two-thirds of the capital present or represented at the Meeting.

Article 19. - Minutes

The minutes of each General Meeting shall be issued by being transcribed in the corresponding Minutes' Book and being signed by the Chairman and Secretary. The minutes shall be approved in any of the forms that are regulated by the Public Limited Companies Act.

Notarial minutes shall have the status of being the minutes of the Meeting.

Article 23. - Call, Establishing and Adopting of Resolutions.

Except for special cases, the Board shall meet at the company's registered office, upon call by the Chairman, on his own initiative or petition by three Directors. In the latter case, the Board shall be called to meet within fifteen days from the day on which the petition is made.

The call, except in cases of emergency observed by the Chairman, shall be processed with at least eight days' notice, with the matters to be dealt with on the agenda being set out.

In order for the Board to be validly constituted, it shall be necessary that at least one half plus one of the directors that make it up be present or represented. Thos directors who cannot attend the meeting shall be able to confer their right of appearance on another director who is attending. Such representation shall be made in writing and be issued on a particular basis for each Director.

A prior call shall not be necessary when the whole of its members, amongst those present and represented, are in attendance at the meeting.

Except for the cases in which the law requires a special majority, the resolutions shall be adopted by an absolute majority of the directors who are present or in attendance.

Written voting without a session shall be accepted when no director is opposed to this procedure.

The discussions and resolutions of the Board shall be recorded in minutes that shall be issued or transcribed in a minutes' book and shall be signed by the Chairman and Secretary.

The certifications of the minutes shall be issued by the Secretary with the approval of the Chairman.

The formalisation of the public instrument shall correspond to the members of the Board expressly authorised at the meeting at which the resolutions have been adopted. Furthermore, in any event, this power shall also lie with the Chairman and the Secretary, even though the latter may not be a director, in accordance with the legally established provisions.

Article 25. - Delegation of powers

In accordance with and within the limitations set down by the Public Limited Companies Act, the Board of Directors shall be able to delegate the powers that it considers appropriate to the Executive Commission and to a managing director, without prejudice to the other powers of attorney that it may confer on any other person.

The resolution relating to such delegations shall require the favourable vote of two-thirds of the members of the Board and the inscription in the Companies Register if they are granted on a permanent basis.

Article 30. The Executive Commission. Composition

The Executive Commission shall be composed of a maximum of eleven members of the Board of Directors, and the Chairman and the managing director shall always form part of the same. The Board shall choose the other members from amongst the directors.

The Executive Commission shall be presided over by the Chairman of the Board and the Secretary thereof shall fulfil this role on the same body.

The general managers and other experts whose reports may be appropriate for the progress of the Company shall attend the meetings of the Executive Commission, when these are called, with the right to speak but without the right to vote.

In the event of absence, the Chairman shall be substituted in his functions by that person who the members of the executive commission so decide upon.

Article 31. - Operation and resolutions

The Executive Commission shall meet as long as the interest of the Company so recommend this, in the judgement of the Chairman. In any event, the latter is responsible for making the call with sufficient notice. It shall meet on a minimum of six occasions per financial year.

In order for the Executive Commission to be validly constituted, the attendance of at least a majority of the members who make it up, whether present or represented, shall be necessary. Those who do not attend shall be able to confer their representation on another administrative member of the Commission.

The resolutions shall be adopted by an absolute majority of the directors present or represented.

Article 33. - Concerning the managing director

The Board of Directors shall be able to appoint a managing director from among its members, with all of the powers of the Board of Directors in terms of representation, management, administration and supervision, except for those that the Law does not allow to be delegated, as well as undertaking all classes of acts and contracts regarding ownership and administration.

The resolution relating to these appointments shall require the favourable vote of two thirds of the members of the Board and inscription in the Companies Register.

Article 33 bis. - The Audit and Compliance Commission

1. - Without prejudice to the operation of any other commissions without delegated powers within the Board of Directors, there shall necessarily be an Audit and Compliance Commission. This shall be made up of a number of members that is to be determined by the Board of Directors at any time, with a minimum of three (3) and a maximum of five (5) members, and in any event, with a majority of non-executive directors.

2. - The appointment and dismissal of the members of the Commission shall be made by the Board of Directors upon motion of the Chairman.

The members of the Commission shall relinquish their posts when they cease to have the status of Directors or when this is so agreed upon by the Board of Directors.

The Chairman of the Commission shall be appointed by its members from among the non-executive directors, and shall be replaced every four years. It shall be possible for the Chairman to be re-elected once a period of one year has passed from him leaving the post.

3. - The primary function of the Audit and Compliance Commission shall be to support the Board of Directors in its tasks of supervising the management of the Company.

Regardless of other tasks that may be assigned thereto by the Board, the Audit and Compliance Commission shall have the following basic responsibilities:

a) To inform the Shareholders' General Meeting about the matters that the shareholders raise therein that fall within its competence;

b) To propose to the Board of Directors - for this to be submitted to the Shareholders' General Meeting - the appointment of the external accounts' auditor that is referred to in section 204 of the Consolidated Text of the Public Limited Companies Act and the re-appointment or non re-appointment thereof as applicable. It shall further propose the contracting conditions of this auditor and the scope of his professional instruction to the Board of Directors;

c) To supervise the internal audit services, in the event of this existing within the business organisation of the Company;

d) To have knowledge of the financial information process and of the internal control systems of the Company, to review the Company accounts, monitor compliance with the legal requirements and the proper application of the generally accepted accounting principles, as well as reporting on the proposals for modification of accounting criteria and principles suggested by the management;

e) To maintain relations with the external auditors in order to receive information about those matters that could endanger the independence of the latter and any others related to the process of undertaking the accounts' audit, together with those other notifications established in the accounts' audit legislation and in the technical auditing regulations.

4.- The Audit and Compliance Commission shall meet on a periodic basis according to its needs with a minimum of four (4) times per year. At one of these meetings it shall evaluate the efficiency of and compliance with the rules and procedures governing the Company.

7. - Issuing of warrants that incorporate the right of first refusal of newly issued shares in Sogecable, S.A. and consequent capital increase, in order for the same to be undertaken, with full exclusion of the right of first refusal and the corresponding amendment of article 5 of the Company Bylaws. The class of Issue of the shares is that of 26 euros per share, the nominal value thereof being 2 euros and the premium account per share being 24 euros.

1. A maximum of up to 1,272,777 warrants are issued for these to be freely provided in consideration to the shareholders who participate in the granting of the subordinate loan that is referred to in this resolution. The warrants issued have the following characteristics:

(i) The maximum amount, 1,272,777 warrants, has been set on the basis of the whole subscription for the capital increase that is referred to in point 5 above, in such a manner that this corresponds to 1% of the share capital of Sogecable. In so far as said capital increase is not wholly subscribed, the issuing of the warrants shall be reduced in proportion so as to maintain said relationship of equivalence.

(ii) They pertain to one issue, they shall be subject to generalised and impersonal trade in markets of a financial nature and shall endow their holders with the

same rights and obligations and one warrant shall be provided to each holder/s of a Fraction.

(iii) Each warrant contains the right to subscribe or acquire a share in Sogecable, S.A. at the price of 26 euros and by means of the corresponding effective disbursement within the period that shall commence from the ninth year from the date of issue. It shall have the duration that the Board of Directors establishes. This shall be without prejudice to the possible liquidation for difference that is established in this resolution. The issue date shall be considered to be the day following the closing of the period that is set for acceptance of the subordinate loan contract or contracts, within the subordinate financing.

The shares to be provided shall consist of shares from a new issue corresponding to the capital increase that is referred to in paragraph 2 of this resolution, unless the Board of Directors determines otherwise in the use of the powers delegated in its favour.

(iv) The anti-dilution regulations and principles set out in sections 293 and, if applicable, the second paragraph of section 294.2 and section 294.3 of the PLCA shall be applicable to the warrants.

(v) They shall be represented as annotations on accounts, which shall be kept by the entities legally designated to this effect or that, having been authorised, are appointed to such end by the Board of Directors of Sogecable, S.A.

(vi) An application shall be made for them to be traded on the Stock Exchange or another national or foreign organised market, being fully subject to the terms of the applicable regulations.

(vii) They shall be extinguished and be cancelled in the event of them not being exercised within the period that is established for this purpose.

(viii) The possibility shall be established of a liquidation for difference being undertaken, in such a manner that Sogecable is able to choose alternatively between providing the holder of the warrant who opts for the exercise thereof with (a) shares in Sogecable, whether newly issued or already in circulation, at the price stated or (b) the payment in euros of the difference between the price when exercised and the market value of the shares of Sogecable on the date of exercise.

2. Increase the capital by two million, five hundred and forty-five thousand, five hundred and fifty-four (2,545,554) euros for the issuing of one million, two hundred and seventy two thousand, seven hundred and seventy-seven (1,272,777) shares of shares of two (2) euros of nominal value each one, of the same class and series as those in existence, numbered consecutively. These shall be represented by means of annotations on account and are to be issued with a premium account of twenty-four (24) euros. Taking account of the status as a listed company, it is declared that the procedure for the setting of the issue price of the shares consists of taking account of the term set for the exercising of the warrant and the reasonable value of the share, the issue value being greater than its net equitable value. From their time of issue, the new shares shall endow the holders with the same political and economic rights as the shares of Sogecable, S.A. that are presently in circulation. These include the rights to company dividends, on account or final, whose

distribution is to be agreed from the date of issue. It is expressly envisaged that it shall be possible for said increase to be subscribed for in an incomplete manner. As regards the numbering of the shares, this shall be determined by the Board of Directors. To this end, it is delegated the due powers, once the increase of the capital stated in point 5 above has been undertaken.

Those shares with respect to which the right of first refusal of the current shareholders of Sogecable, S.A. is excluded on the terms established in section 159.1 c) PLCA for the reasons of corporate interest that are set out below, shall be provided to the holders of the warrants who decide to exercise them. The exclusion is justified in so far as it is necessary to carry out the issuing of the shares, ensuring their availability and their encumbering to the exercising of the warrants in compliance with the terms of section 19 of the Royal Decree 291/1992. This is based on reasons of corporate interest in so far as it constitutes a relevant part of integration agreements between Sogecable, S.A. and Vía Digital.

The increase is approved with the possibility of incomplete subscription and the period of one month from the date on which the ninth year counting from the date of issue of the warrants that are referred to in section 1 (ii) above is established as the subscription period. It is declared that by virtue of the terms of section 154.2 of the PLCA, and taking account of the fact that the increase of the share capital does not exceed 1% of the share capital of Sogecable, S.A., the setting of the preceding subscription term shall not prevent the carrying out of possible future capital increases. This is notwithstanding the fact that the Board of Directors is empowered, as broadly as may be necessary by Law, to be able to modify the date and term of the period of subscription in the form which it deems appropriate and to re-draft article 5 of the Company Bylaws. The period for the exercising of the power to modify the date and term of increase is one year from the adopting of this resolution.

3. The subscription of the warrants contained in section 1, and in the case of the shares referred to in section 2, are framed within the granting of a subordinate loan to the Company for the sum of 175 million euros. All the Company shareholders shall be able to participate in said financing, by means of agreeing to the subordinate loan contract or contracts on the terms that the Board of Directors of Sogecable, S.A. establishes to this end. As a general rule, it is established to this effect that the company shareholders shall be able to agree on a basis that is proportional to their corresponding participation in the capital of the entity, that in the event of the whole of the capital increase announced in point 5 above being subscribed, to accept one fraction of the loan - representing a subordinate credit with Sogecable, S.A. for the sum of 139 euros for each 100 shares in Sogecable, S.A. that is held. Each fraction of the loan ("the Fraction") shall entitle its holder to a warrant from Sogecable, S.A. that has the characteristics that are contained in section 2 above. Those shareholders who do not attain the minimum of 100 shares shall be able to group themselves together in order to agree to the loan. The acceptance of the loan shall be made by complete Fractions.

The Board is expressly empowered to modify the terms stated in the preceding paragraph, in order to adapt them to the shareholding structure of Sogecable in the event of the capital increase stated in point 5 above not being wholly subscribed.

The amount of the subordinate loan that is not subscribed by the remaining shareholders of Sogecable shall be directly subscribed by Teléfonica Contenidos, S.A.U., through the companies of Grupo Teléfonica or a third party.

4. Without prejudice to the power that is delegated by virtue of this resolution in its widest terms and with no limitation in favour of the Board of Directors, with the power of substitution of any of its members, in order to make such modifications as it considers necessary or appropriate to the conditions of said contract or contracts, its basic conditions are as follows:

(i) Period: 9 years

(ii) Amortisation: it shall be defined in the terms that the Senior Debtor permits and with preference over the participatory credit.

(iii) Interest rate: 10.28% annually, payable on an annual basis provided that the conditions of the senior debt of the company in each period of interest so permit this. Should said payment not be made, the sum accrued shall be capitalised and new interest shall accrue as an increase on the principal.

5. The Board of Directors of Sogecable, S.A. is empowered as widely as may be appropriate in Law with express power of substitution in favour of any of its members, so that it may, in relation to the resolutions that in sections 1,2, 3 and 4 and the previous ones:

(i) Determine those additional elements of the warrants that it considers opportune, modify their conditions - even on a declarative and non-limiting basis, the proportion to be delivered to the subordinate lenders - the setting of the issue within the agreed maximum dealing with the amount of the capital increase that is referred to in .5 above that is finally subscribed, the determination of the delivery on maturity in favour of the holders who exercise the shares issued in the capital increase under this resolution, the shares in circulation or the amount in euros that may be applicable in use of the power to liquidate for differences and the method for setting the market price for the exercising of this power of liquidation for difference. It can further undertake all of those activities that may be necessary in compliance with the terms of the legislation governing the stock market so as to proceed with their issue, delivery and subsequent admission into trading on the Stock Exchange on another national or foreign organised market, designating the entities for persons who are to participate, collaborate or act in any form for these to be issued, places in circulation and amortised; and to carry out any administrative activity or process and any execute any document that may be necessary and/or appropriate with the Spanish Securities and Exchange Commission, the Companies governing the Stock Markets and the other governing bodies, the Stock Exchange Company, the Stock Liquidation and Compensation Service and any other registry or entity, whether public or private, both national or foreign, for the full efficacy and better enforcing of what has been agreed.

(ii) Modify the terms and conditions established for the subordinate financing procedure and terms of agreement and proportion set for this purpose, and to develop and establish all those aspects and elements that are not defined in the conditions that are considered appropriate. To this end, it is able to undertake such activity as may be necessary and to sign public and/or private documents and to appear before any person, registry, or entity whether private or public.

(iii) To undertake activities of the same content as those stated in paragraphs (i) and (ii) above in relation to the capital increase that is referred to in section 2 of this resolution, designating, agreeing and contracting as appropriate under the terms and conditions that it considers appropriate, the services of an entity that is to act as an entity assisting "SOGECABLE, S.A." in relation to the issuing of warrants. The objective hereof is so that said entity or a third party is able to subscribe the capital increase in order to provide coverage to said warrants in such a manner that the shares are encumbered upon the exercising of the warrants, having previously been subscribed by said entity or third party. All of this is to be undertaken under the terms and conditions that it considers most suitable and to this end, it shall have use of the fullest powers.

(iv) Request the obtaining of authorisations, permits, designation of experts or valuators, and take such steps as may be necessary or merely appropriate, for the full efficacy, better undertaking and enforcement of said resolutions and in particular, and without this entailing any limitation, so that it can clarify, rectify, interpret, complete, correct, make accurate or specify, as appropriate, the resolutions adopted and in particular, remedy the defects, omissions or errors that may be observed in the verbal or written assessment of the Companies Registry.

8. Issuing of convertible and/or exchangeable debentures for shares in the company itself, with the exclusion of the right of first refusal and delegation of the enforcement of this resolution to the Board of Directors. Setting of the bases and forms of the conversion and/or exchange and increase of the company stock by the amount necessary. Delegation to the Board of Directors of those matters of the issue that are not determined by the Board.

1). Issue up to the maximum amount of TWO HUNDRED AND FIFTY MILLION EUROS (€ 250,000,000) or its countervalue in another currency, subject to the applicable regulations and respecting the established legal limit, in one or several issues (loans), series of debentures exchangeable for shares in "SOGECABLE, S.A." that are already in existence and/or convertible into newly issued shares of "SOGECABLE, S.A.", delegating the powers necessary to the Board for their exercising, in conformity with the bases, forms and other conditions that are set out below:

- *Nominal value and price of the issuing of the debentures*

The debentures to be issued shall have a nominal value of not less than FIFTY EUROS (€ 50) each one and shall be issued as a minimum at par that is to say, at 100 per 100 of their nominal value.

- *Repayment Price*

The repayment shall be set by the Board of Directors of the issuer when it makes a decision with regard to the carrying out of this resolution.

- *Interest Rate*

The Board of Directors shall set the nominal interest rate of the debentures, the increase accrual periods and the payment of coupons on the basis of market conditions.

- *Conversion and/or exchange*

The debentures that are issued in performance of this resolution shall be convertible into new shares of "SOGECABLE, S.A." and/or exchangeable for shares of the same in circulation. The Board of Directors is empowered to decide whether these are convertible and/or exchangeable, as well as deciding whether they are necessarily or voluntarily convertible and/or exchangeable and, in the case of them being voluntarily convertible and/or exchangeable, whether this can be done at the option of the holder of the debentures or the issuer. This is to be done with the periodicity and during the period that is established by the Board of Directors in performance of this agreement.

In the case in which the issue can be converted and exchanged, the Board of Directors shall be able to establish that the issuer reserves for itself the right to choose at any time between the convergence of new shares or their exchange for shares in circulation. It is to specify the nature of the shares to be delivered at the time of making the conversion or exchange, even being able to decide to provide a combination of newly issued shares with those shares that already exist. In any event, the issuer shall respect the equality of treatment among all of the holders of the debentures that are converted and/or exchanged in the same period of conversion and/or exchange.

- *Conversion and/or exchange price*

For the purposes of conversion and/or exchange, the debentures shall be valued at their nominal amount and the shares at the fixed exchange rate that is determined by the Board of Directors of the issuer in performance of this resolution, or at the exchange rate that can be determined on the date or dates that are stated in the particular resolution of the Board of Directors. This is further to be undertaken on the basis of the Stock Exchange listing of the company shares on the date/s or period/s that are taken as the reference point in the same resolution, with or without a discount. In any event, the value of the shares for the purposes of their conversion and/or exchange shall not be less than their nominal value or less than 3.09 euros - which is greater than its net equitable value in accordance with the last consolidated balance sheet approved at this Ordinary General Meeting - per share of 2 euros in nominal value, nor less than the average of its quoted price on the close on the Madrid Stock Exchange thirty days prior to the date of the resolution of the Board of Directors that carries out this issue, nor greater than 200 per 100 of said quoted price.

- *Rights of first refusal in capital increases and in the issue of convertible and/or exchangeable debentures*

If, prior to the conversion and/or exchange of the debentures into shares, capital increases are undertaken with the issuing of new ordinary or privileged shares, or issues of convertible debentures, the holders of the convertible and/or exchangeable debentures of the issue or issues in effect shall have a right of first refusal. This is to be proportional to the nominal value of the shares that would correspond to them were the conversion and/or exchange to be carried out at that time. This is all in accordance with the legislation in force, unless - in accordance with the same - no right of first refusal arises and unless it is decided by the competent company organ or that which is empowered to this end, on the terms and with the legal requirement, to wholly or partially exclude the right of first refusal of the shareholders and of the holders of convertible and/or exchangeable debentures.

- *Anti-dilution clause*

If, prior to the conversion and/or exchange of the debentures into shares, there is a capital increase from reserves or a reduction of the capital due to losses, the exchange rate relationship between debentures and shares shall be modified. This is to be done in proportion to the amount of the increase or of the loss, in such a manner that it equally affects the shareholders and the holders of the convertible and/or exchangeable debentures.

- *Exclusion from the right of first refusal*

Due to the demands of company interest and with regard to the reasons set forth in the Directors' report, the right of first refusal is excluded for the shareholders and, if applicable, the holders of other convertible stocks that may be issued, on subscribing for the representative debentures of the issue or issues that are referred to in this resolution.

- *Amortisation*

The duration of the amortisation of the issue or issues shall not be greater than fifteen years. The issuer company reserves the right to amortise the obligations object of each one of the issues in advance at any time, under the terms agreed to by the Board of Directors in each case,

- *Partnership of the holders of the debentures*

In accordance with the current Public Companies Act and the Companies' Register Regulations, a partnership of holders of the debentures shall be constituted for each issue. A Provisional Commissioner, a holder and replacement are to be appointed by the Board of Directors until the first Partnership Meeting is held.

- *Issue guarantees*

The issue or issues shall be guaranteed by the universal equitable liability of the issuers in accordance with the Law.

- *Representation of the debentures*

The debentures to be issued under the scope of this resolutions shall be represented by titles or by annotations on account, in accordance with the legislation enforced at all times, and, in particular with the regulations applicable in the secondary market in which these are traded.

- *Admission to listing*

By resolution of the Board of Directors of the issuer company, it shall be possible to apply for the debentures of each issue or issues to be listed on the organised stock markets.

2. Pursuant to the terms of section 292 of the Consolidated Text of the Public Limited Companies Act, it is agreed to increase the share capital of the company by a maximum of FIFTY MILLION EUROS (€ 50,000,000). The objective hereof is, as appropriate, to cover the cases of conversion of debentures into shares of the company by means of the issuing of a number ordinary shares, of the same series and nominal value as those that may have been in circulation at that time. The new shares shall be issued in the amount that

may have been necessary in order to deal with the applications for conversion of the convertible debentures of the company, as well as the applications for the conversion of bonds or debenture issued by any subsidiary company of the same. This shall be undertaken provided that the conversion conditions, established in the corresponding resolution of issue, are no more favourable for the holder of the bonds or obligations than those that result for the obligations issued by the company itself.

Pursuant to the terms of section 159.4 of the Consolidated Text of the Public Limited Companies Act, there shall be no right of first refusal in the capital increase or increases resulting from the conversion of debentures into shares in each one of the corresponding issues.

3. The Board of Directors is empowered, within the period that passes between this Shareholders' General Meeting and the following Ordinary General Meeting to be able to carry out the issue or issues of convertible debentures into newly issued shares of "SOGECABLE, S.A." and those that may be exchangeable for shares in "SOGECABLE, S.A." that are already pre-existing, for the maximum sum that is agreed. It can further establish, as applicable, within the basis and forms of conversions set by the Meeting, those that remain to be determined without any limitation. In particular, and without the following list being exhaustive in nature, the Board of Directors is empowered to:

a) Establish the subordination of the issue or not, and the determination of the priority of the credit with respect to the set of company debentures; to incorporate rights into the stocks (warrants) as appropriate; to determine the maximum amount per subscriber, as applicable, during the open period of subscription, should there be one; set the place of the subscription and request the redemption or repayment of the debentures.

b) Determine the issue rate of the debentures, which, in any event shall be at par as a minimum, that is to say, at 100 per 100 of their nominal value.

c) Amortise the issue or issues in advance.

d) Extend the open period of subscription to third parties during the time that it agrees to or reduce the amount of the issue to the amount subscribed at the close of said period.

e) Issue, up to the maximum agreed, the new shares that may be necessary to process the conversion of the debentures, consequently adapting the 5th Article of the Company Bylaws relating to the Share Capital.

f) Rectify, clarify and interpret, make accurate or complete the resolutions adopted by the Shareholders' General Meeting, in such deeds or documents as may be executed in performance of the same, and on a particular basis, rectify or correct such defects, omission or errors of substance or form that impede access of the resolutions and of their consequences in the Companies Register, Official Registers of the Spanish Securities and Exchange Commission or any others.

g) Draft and make public the informative brochure or brochures of the corresponding issue that it deems opportune as this may be appropriate.

h) For the purposes of the applicable regulations, appoint the person or persons who, on behalf of the company, are to assume responsibility for the content of the informative brochure or brochures, in each one of the issues, as the case may be.

The options and the rights deriving from this System shall be non-transferable, except by death of the participant and within the limits that the Board of Directors may establish.

2. - Price of the options and terms for their exercise.
The price of exercising each option shall be the simple arithmetical average of the closing price for the listing of the Sogecable shares on the Continuous Market, during the one hundred and eighty working days immediately prior to the date of issue of the option, multiplied by a coefficient of between 0.85 and 1.15.

The option shall be issued with reference to the date of the Ordinary Shareholders' General Meeting of the Company that is held in the year 2003, taking the simple arithmetical average of the closing prices for the listing of the shares in Sogecable on the Continuous Market, during the one hundred and eighty working days immediately prior to the date of the holding of the corresponding Ordinary Shareholders' General Meetings of the Company as the reference point to determine the price of exercising each option in the two subsequent financial years.

The acquisition price of each option shall be between 0 and 5% of its exercise price.

3. - Authorisation of the Board of Directors.

The Board of Directors, which shall be able to delegate this act to the Appointments and Retributions Commission for this purpose, is empowered to apply, undertake and carry out this resolution, including the power to state the acquisition price of the options and to modify the terms of the exercising of the options, when exceptional circumstances arise.

The Board of Directors is delegated the power to agree, as appropriate, the necessary capital increases in order to fulfil the System of options that this resolution refers to. This can be undertaken with the limits established therein, and on the terms of letter b), first section and second section of section 153 of the Public Limited Companies Act, with the elimination of the right of first refusal following compliance by the Board of Directors with the requirements established in section 159.2 of the Public Limited Companies Act.

10. - Authorisation for the deriviative acquisition, whether direct or indirect, of own shares within the legal requirements and limits, rendering the authorisation granted for the deriviative acquisition of the owned shares at the Shareholders' General Meeting of April 16, 2002 without effect in the part that is not used.

To authorise the deriviative acquisition of shares belonging to the company, directly or through companies that it controls and render the authorisation approved at the session of the General Meeting held on April 16, 2002 without effect in the part that is not used, subject to the following limits and requirements:

Forms of the acquisition: Acquisition by title of sale or by any other "intervivos" act on a lucrative basis.

Maximum number of shares to be acquired: shares representing up to 5% of the share capital of "SOGECABLE, S.A.", free of all charges or encumbrances, provided that these are wholly paid up and do not encumber upon the compliance of any class of obligation, and provided that the nominal value of the shares that are acquired does not exceed the said 5% of the share capital of "SOGECABLE, S.A.".

Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to their nominal value and the maximum price is of up to 120% of their listed value on the date of acquisition.

Duration of the authorisation: 18 months from the date of this resolution.

It shall be possible for the shares acquired to be delivered to the recipients of the System of options or of the special retribution plan that are referred to in the sixth resolution approved by the General Meeting of the company held on May 16, 2000, as well as those designated in the Options Plan that is approved at this General Meeting.

11. - Authorisation to the Board of Directors of the company, on the widest terms possible for the complete undertaking and carrying out of the foregoing resolutions, expressly including the exercise of the powers to interpret, rectify and complete the same and the public recording thereof.

Without prejudice to the authorisations established in the resolutions above, it is agreed to empower the Board of Directors, which shall be able to delegate this power to the Executive Commission, with all of the scope that may be necessary in Law, to undertake, enforce and interpret all the resolutions above. These shall include, insofar as this may be necessary, the powers to interpret, rectify and complete the same and it is likewise agreed to delegate these to the Chairman of the Board of Directors, Mr. Jesús de Polanco Guttiérrez, to the Managing Director Mr. Javier Diez de Polanco and to the Secretary Mr. Iñigo de Loyola Dago Elorza, so that any of these persons, on an indistinct basis may formalise and publicly record the resolutions adopted at this Meeting. Such persons may particularly be empowered to submit the certification of the resolutions approving the annual accounts and applying the result to be deposited at the Companies Register, attaching those documents that may be legally required. They may furthermore execute such private and public documents as may be necessary until the inscription of the resolutions adopted at the Companies Register is made, including having powers to rectify or remedy in light of the written or verbal assessment that may be made by the Registrar.

SOGECABLE, S.A.

AND SUBSIDIARIES (CONSOLIDATED GROUP)

2002 CONSOLIDATED FINANCIAL STATEMENTS
AND 2002 CONSOLIDATED MANAGEMENT REPORT

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND SUBSIDIARIES

2002 AND 2001 CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Euros)

DEBIT	2002	2001	CREDIT	2002	2001
EXPENSES:			**REVENUES:**		
Procurements	509.554	489.607	Net sales	975.811	996.714
Personnel expenses-			Other operating revenues	5.969	6.359
Wages and salaries	79.193	72.983			
Employee welfare expenses	23.758	23.568			
Depreciation and amortization expense	121.998	150.305			
Other operating expenses	246.492	260.889			
Operating income	**785**	**5.721**			
Financial expenses	25.647	30.889	Gain on short-term financial investments	1.964	2.781
Exchange losses	15.630	4.658	Exchange gains	7.541	5.394
			Financial loss	**31.772**	**27.372**
Share in losses of companies accounted for by the equity method	33.953	30.011	Share in income of companies carried by the equity method	1.750	801
Amortization of goodwill	1.690	2.439			
			Loss on ordinary activities	**64.880**	**53.300**
Extraordinary expenses	58.172	14.488	Extraordinary revenues	6.172	44.242
Extraordinary income	-	**29.754**	**Extraordinary loss**	**52.000**	-
			Consolidated loss before taxes	**116.880**	**23.546**
Corporate income tax	(60.634)	(20.906)			
			Consolidated loss for the year	**56.246**	**2.640**
Loss attributed to minority interests	(2.006)	(5.438)			
Income attributed to the Parent Company	-	**2.798**	**Loss attributed to the Parent Company**	**54.240**	-

The accompanying Notes 1 to 21 are an integral part of the consolidated statement of operations for 2002.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Thousands of Euros)

ASSETS	2002	2001	SHAREHOLDERS' EQUITY AND LIABILITIES	2002	2001
FIXED AND OTHER NONCURRENT ASSETS:			SHAREHOLDERS' EQUITY:		
Start-up expenses	26.267	39.357	Capital stock	194.048	194.048
Intangible assets-	244.580	259.206	Additional paid-in capital	144.561	144.561
Intellectual property	2.049	1.957	Other reserves	14.012	7.939
Computer software	49.909	42.138	Legal reserve	12.533	12.373
Rights on leased assets	11.012	-	Reserves for parent company shares	591	701
Audiovisual and sports broadcasting rights	461.340	453.890	Voluntary reserves	47.221	42.393
Other intangible assets	317	57	Reserves at consolidated companies	(1.231)	(2.426)
Provisions	(476)	(476)	Accumulated losses	(45.102)	(45.102)
Accumulated amortization	(279.571)	(238.360)	Income (Loss) for the year-	(54.240)	2.798
Tangible fixed assets-	252.603	269.100	Consolidated loss	(56.246)	(2.640)
Land and structures	42.806	10.907	Loss attributed to minority interests	2.006	5.438
Machinery, fixtures and tools	45.290	79.902	Total shareholders' equity	298.381	349.346
Decoders, keys and adapters	505.874	492.606			
Computer hardware	21.954	22.693			
Other tangible fixed assets	4.983	46.010	MINORITY INTERESTS	38.323	31.634
Provisions	(15.882)	(19.611)			
Accumulated depreciation	(352.417)	(363.407)			
Long-term investments-	337.162	417.476	DEFERRED REVENUES	1.476	23.510
Investments accounted for by the equity method	48.081	49.652			
Other long-term investments	51.511	51.653			
Long-term receivables from multigroup companies	17.376	33.060	PROVISIONS FOR CONTINGENCIES AND EXPENSES	12.948	9.869
Other long-term loans	313.167	305.784			
Guarantees and deposits	595	939			
Provisions	(93.568)	(28.612)	LONG-TERM DEBT:		
Parent company shares	591	701	Long-term guarantee deposits received	18.990	23.342
Goodwill in consolidation-	1.916	3.606	Long-term payables to credit institutions	252.902	363.661
Fully consolidated companies	1.916	3.410	Long-term lease payments payable	8.811	-
Companies accounted for by the equity method	-	196	Other long-term accounts payable	-	66.406
Total fixed and other noncurrent assets	863.124	969.446	Total long-term debt	280.703	453.409
DEFERRED CHARGES	117.652	69.393			
CURRENT ASSETS:			CURRENT LIABILITIES:		
Inventories	164.183	164.876	Short-term guarantee deposits received	8.932	11.122
Accounts receivable-	249.506	285.666	Payable to credit entities	326.086	258.472
Trade receivables for sales and services	92.018	128.643	Lease payments payable	2.450	-
Receivable from multigroup and associated companies	34.998	31.584	Trade accounts payable	365.853	338.226
Other accounts receivable	90.346	101.185	Payable to multigroup and associated companies	42.236	22.790
Receivable from public authorities	34.512	27.350	Other nontrade payables	42.345	35.596
Provisions	(2.368)	(2.896)	Accrual accounts	33.449	53.696
Short-term investments	-	2.742	Total current liabilities	823.404	719.902
Cash	9.961	6.317			
Accrual accounts	50.609	49.030			
Total current assets	474.259	508.831	TOTAL SHAREHOLDERS' EQUITY		
TOTAL ASSETS	1.455.235	1.587.670	AND LIABILITIES	1.455.235	1.587.670

The accompanying Notes 1 to 21 are an integral part of the consolidated balance sheet as of December 31, 2002.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 21). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND SUBSIDIARIES

NOTES TO 2002 CONSOLIDATED FINANCIAL STATEMENTS

(1) BRIEF DESCRIPTION OF THE GROUP

Sogecable, S.A. was incorporated on April 12, 1989. At that time its corporate purpose was the indirect management of the Public Television Service.

To this end it participated in a public tender called on the basis of the provisions of Article 8 of Private Television Law 10/1988, and was awarded a license for the indirect management of the Public Television Service, pursuant to a Council of Ministers resolution dated August 25, 1989, for an initial term of ten years, renewable at the request of Sogecable, S.A. by resolution of the Council of Ministers for successive ten-year periods. Sogecable, S.A. requested renewal of the license on October 25, 1999. By a resolution of the Council of Ministers on March 10, 2000, this concession was renewed for a period of ten years.

In January 1997 CanalSatélite Digital, S.L. commenced its activity as an operator of multichannel satellite digital television. Its programming was comprised of several in-house production thematic channels and several externally produced channels.

The Sogecable Group produces or co-produces several thematic channels for distribution and sale by satellite and through cable TV networks.

In addition to its pay television activities, the Group engages in film production and distribution by managing movie theater, video and television and screening room film rights. Since 2000 the Group has also produced and managed the Internet portal Plus.es.

In view of the business activity carried on by the Group companies, the Group has no environmental liability, expenses, assets, provisions or contingencies that might be material with respect to the consolidated Group's net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to consolidated financial statements.

On May 8, 2002, Telefónica, through its media subsidiary Grupo Admira Media, S.A., and Sogecable, S.A. reached a preliminary agreement for the integration of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) into the Sogecable Group. Under the terms of the agreement, the operation would be carried out by means of a capital increase at Sogecable, S.A. to be taken up by the shareholders of DTS Distribuidora de Televisión Digital, S.A. that in return would contribute their shares in this company. On November 29, 2002, the Council of Ministers authorized this business combination, subject to the fulfillment of 34 conditions by Telefónica and Sogecable, S.A. On January 29, 2003, i.e. subsequent to 2002 year-end, Telefónica and Sogecable, S.A. signed the agreement to continue with the process of integration Sogecable and Vía Digital. Note 2 ("Subsequent Events") to these consolidated financial statements describes this agreement in detail.

(2) SUBSEQUENT EVENTS: INTEGRATION OF SOGECABLE AND VÍA DIGITAL

On January 29, 2003, Telefónica de Contenidos, S.A.U., Telefónica, S.A. and Sogecable, S.A. signed an agreement to continue with the process of integration Sogecable and Vía Digital. This agreement respected the share exchange ratio initially established, whereby Sogecable, S.A. would increase capital through the issuance of 28,981,121 new shares, which would constitute 23% of the final resulting capital amount, to be subscribed by Vía Digital's present shareholders. This agreement takes into account the possibility, initially excluded, of Telefónica's final holding in the capital stock of Sogecable, S.A. exceeding that of the Company's present reference shareholders, i.e. Promotora de Informaciones S.A. (PRISA) and Groupe Canal+ which, after the dilution resulting from the capital increase and, in the event of all the shares of capital stock being of Vía Digital exchanged, would each be left with 16.38% of the resulting capital stock (see Note 11). If this were the case, Telefónica would waive its voting rights on the shares in excess of this percentage.

The agreement reflects Telefónica's desire to remain as a shareholder of Sogecable, S.A. for a minimum of three years following the share exchange. Telefónica will therefore also be represented on the Board of Directors of Sogecable, S.A. in the same percentage as that of the controlling shareholders PRISA and Groupe Canal+.

The agreements reached also stipulated that Sogecable, S.A. will acquire, for one euro, Telefónica's current percentage of ownership, through its media subsidiaries, in Audiovisual Sport, S.L., so that, on completion of the process, Sogecable, S.A. will own 80% of this company's capital.

On the basis of the studies performed for this integration process which included, inter alia, the preparation of a business plan, the management of the Sogecable Group considers that the legal and operative instrumentation of this operation and the income obtained in the future by the post-integration entity or entities will ensure full recovery of the tax credits detailed in Note 9 and of those which would be contributed by the company to be included in the Group. The reorganization costs which might be

incurred in order to achieve the best possible integration of the businesses of the companies to be integrated, insofar as they are known and are incurred, will be borne by the post-integration entity or entities and will be recorded as and when they become known.

To participate in funding the operation, PRISA, Groupe Canal+ and Telefónica will each contribute €50 million to provide a €150 million participating loan, which will mature in 10 years and bear 11% annual interest. This loan is deemed to be an asset for accounting purposes and may not be converted into capital.

Sogecable, S.A. will also offer its shareholders the possibility of participating in a subordinated loan of €175 million to reinforce the Company's financial structure. This subordinated loan will mature in nine years, generate 10.28% annual interest and include in its remuneration the issuance of *warrants* representing 1% of the Company's capital stock. Telefónica undertakes to subscribe the remainder of the loan not subscribed by the other shareholders of Sogecable, S.A., to reach the aforementioned maximum amount.

Sogecable, S.A. is also currently in negotiations with banks to restructure its present financing arrangements (see Note 14) and to arrange financing for the Company's future development, and considers that the approximate amount of this financing would be that sufficient to cover the indebtedness limits indicated in the following paragraph and those of Audiovisual Sport, S.L., plus the financing required for the reorganization process. In this connection, according to information available at the date of this report, in the first week of March 2003 the Company will receive these banks' tentative proposals for financing, which will generally confirm their interest in participating in this financing operation and the terms proposed by Sogecable, S.A. as regards its need for sufficient funds to cover approximately the maximum amount required. From that date, the management of Sogecable, S.A. will continue with this process, through the usual steps. According to the Company's directors, on completion of the process the necessary funds will be obtained which, together with the revenues generated by the Group in the future, will be sufficient to repay its debts on maturity and to finance its future development.

Apart from these financing arrangements, the agreements between the parties include the financial debt limits for DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A., based on the assumption that the financed debt as of April 30, 2003 will not exceed €425 million for Vía Digital, and €705 million for the Sogecable Group.

This agreement was published on January 29, 2003 thereby meeting the requirements in the Council of Ministers' authorization of November 29, 2002, that two detailed plans of action be submitted within two months to the Office of Fair Trading, setting out the procedure for fulfilling the conditions imposed by the Council. On the same date, the parties filed a contentious-administrative appeal with the Third Chamber of the Supreme Court, requesting the annulment of the conditions deemed by them to be unlawful.

Also, third parties operating in the audiovisual industry have apparently appealed to the Supreme Court against the authorization granted by the competent authorities to carry out the integration operation described above. The Company has not received notice of these appeals; however, it considers that they will not affect the performance of the integration operation.

(3) DEPENDENT AND ASSOCIATED COMPANIES

The consolidated financial statements were prepared from the individual financial statements of Sogecable, S.A. and of the subsidiaries.

The consolidated subsidiaries are listed in *Exhibit 1*.

The wholly-owned subsidiaries of Sociedad General de Cine, S.A., namely Sociedad General de Televisión, S.A. and Iberoamericana de Derechos Audiovisuales, S.A. and Cinepaq, S.A., were dissolved without liquidation on January 2, 1997, and February 7, 1997, respectively. The assets and liabilities of all three companies were transferred to Sociedad General de Cine, S.A.

The 1997 and 1996 financial statements of Sociedad General de Cine, S.A. contained the dissolution balance sheets and the disclosures required under Article 107 of Corporate Income Tax Law 43/1995.

Also, in 1998 the Shareholders' Meetings of Sogepaq Internacional, S.A. and Sogepaq Distribución, S.A. resolved to dissolve these companies without liquidation, with assignment of all their assets and liabilities to their sole shareholders, Sogepaq, S.A. and Sogecable, S.A., respectively.

The 1998 and 1997 financial statements of Sogecable, S.A. and Sogepaq, S.A. contained the dissolution balance sheets and the disclosures required under Article 107 of Corporate Income Tax Law 43/1995.

(4) BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a) True and fair view -

The accompanying consolidated financial statements for 2002, which were prepared from the companies' individual accounting records are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the net worth, financial position and results of operations of the Consolidated Group.

The 2002 consolidated financial statements and the 2002 individual financial statements of the consolidated companies, prepared by each company's directors, will be submitted for approval by the respective Shareholders' or Partners' Meetings, and it is considered that they will be approved without any changes. The 2001 financial statements were approved by the respective Shareholders' or Partners' Meetings by the legally stipulated deadline.

b) *Vía Digital integration agreement*

The accompanying 2002 consolidated financial statements do not include the possible effects of the integration of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital), described in Notes 1 and 2, on the Group's financial and net worth position, assets, trade liabilities and financial commitments. The Parent Company's directors consider that the impact, if any, will be felt on the consolidated financial statements for the year in which this operation takes place, based on the legal requirements, terms and conditions and deadlines taken into account by the parties.

c) *Consolidation principles-*

The companies in which Sogecable, S.A. has a direct or indirect ownership interest of 50% or more and in which it exercises effective control over their management were fully consolidated. The equity method was used to account for companies in which the Parent Company has an ownership interest of between 20% and 50% and does not exercise effective control over the management of the subsidiaries.

All material accounts and transactions between the fully consolidated companies were eliminated in consolidation.

The equity of third parties in the net worth and results of the fully consolidated companies is presented under the "Minority Interests" and "Loss Attributed to Minority Interests" captions in the accompanying consolidated balance sheets and consolidated statements of operations, respectively.

(5) VALUATION STANDARDS

The main valuation methods applied in preparing the accompanying consolidated financial statements for 2002 were as follows:

a) *Consolidation goodwill-*

The consolidation goodwill represents the positive difference at the date of first-time consolidation between the book value of the Parent Company's holdings in the capital of the subsidiaries and the value of the proportion of the subsidiaries' equity attributable to such holdings, net, where appropriate, of asset revaluations or liability reductions.

The accompanying consolidated balance sheet as of December 31, 2002, includes the goodwill arising in the acquisition by Sogecable, S.A. of a 2.5% holding in CanalSatélite Digital, S.L., and that arising from Sogecable, S.A.'s holding in Servicios Técnicos de Sogecable, S.L.

Goodwill is amortized on a straight-line basis over five years, since this is the period in which it is considered that the companies acquired will contribute to the obtainment of income by the Group.

b) Start-up expenses-

Start-up expenses, which comprise incorporation, preopening and capital increase expenses, are recorded at cost.

The incorporation and capital increase expenses, which relate mainly to taxes, lawyers' fees, public deed and registration and other necessary expenses, are amortized on a straight-line basis at an annual rate of 20%.

The preopening expenses include all the expenses incurred in the start-up of the coded broadcasts using digital technology through CanalSatélite Digital, S.L., and certain direct costs incurred in attracting subscribers and other costs incurred in the launch of products and services. These expenses are amortized on a straight-line basis at an annual rate of 20%.

This caption also includes the costs incurred in developing new thematic television channels, which are amortized on the basis of the foreseeable number of subscribers to these channels over the subscription term.

c) Intangible assets-

The balance of this caption is made up as follows:

- "Audiovisual Rights", which include:

    * *Advances for audiovisual productions-* The balance of this account relates to the amounts advanced by Sogepaq, S.A. to producers to make films, series and other audiovisual productions.

    * *Audiovisual productions-* The balance of this account relates to the costs incurred in making and acquiring audiovisual productions (series and feature films) and in the acquisition, where appropriate, of certain rights to screen these productions by Sociedad General de Cine, S.A.

The Group starts to amortize the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at movie theaters, or from the date on which the definitive copy is obtained, in the case of television productions. From January 1, 2000, the residual value of film productions released since November 1997 was calculated as the lower of the present value of the future revenues in the second commercial cycle (ten years) or 15% of the cost of the film.

* *Screening rights and negatives-* The negatives are the screening rights to which the Group holds perpetual title. The related acquisition cost is amortized by the declining-balance method over the term of the rights (ten years in the case of negatives).

* *Other rights-* These relate basically to advances paid by Gestión de Derechos Audiovisuales y Deportivos, S.A., CanalSatélite Digital, S.L. and Sogecable, S.A. for the acquisition of certain audiovisual rights and for the exploitation of the publicity rights of sports clubs and corporations, and the television and audiovisual rights relating to the Spanish First and Second Division Soccer League Championships and the Spanish Soccer Knockout Cup (except for the final) under the pay-per-view system from the 1998/1999 season through the 2002/2003 season. These latter rights are currently assigned to Audiovisual Sport, S.L. under a usufruct arrangement.

  In 2001, 2000 and 1999, CanalSatélite Digital, S.L. entered into certain agreements with various operators in order to use, over several different periods, these audiovisual rights, subject to compliance with certain contractual obligations. Accordingly, the Group allocates on a straight-line basis both the income obtained from the assignement of these rights, and the costs of in-house operation thereof. The revenues not yet allocated at the end of the period are included under the "Accrual Accounts" caption on the liability side of the accompanying consolidated balance sheet as of December 31, 2002, as they will be allocated to income at short term.

  Also, this caption in the accompanying consolidated balance sheet as of December 31, 2002, included the cost of various long-term audiovisual and publicity rights (including both the cost of rights currently being exercised and the cost of the options to exercise these rights in the future). These rights are amortized on the basis of the revenues generated thereby, over the term of the contracts.

- The "Intellectual Property" account reflects the amounts paid to acquire the right to use or to register certain trademarks.

- The "Computer Software" account includes the direct costs incurred in developing computer software and the acquisition cost of software applications acquired from third parties.

  The latter two accounts are amortized on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortized from the date on which its development is completed or when it is acquired.

- "Rights on Leased Assets" are recorded, when there are no reasonable doubts as to whether the purchase option will be exercised, as intangible assets at the cash value of the related assets, and the total debt for lease payments plus the amount of the purchase option is recorded as a liability. The difference between the two amounts, which represents the interest expenses on the transaction, is recorded as a deferred expense and is allocated to income each year by the interest method.

  Leased assets consist basically of plant, technical machinery, office furniture and computer hardware, and are amortized by the straight-line method over the years of estimated useful life of the assets, which are the same as those applied for similar tangible fixed assets owned by the Group (see following section).

d) Tangible fixed assets-

Tangible fixed assets are carried at cost.

Period upkeep and maintenance expenses are expensed currently.

The companies depreciate their tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Structures	50
Machinery, fixtures and tools	5-10
Analog decoders	10
Analog keys and adapters	7
Digital decoders	7
Computer hardware	4-5
Furniture	10
Other tangible fixed assets	4-5

Based on technical studies, in 2002 the Group reestimated the useful life of its analog decoders, increasing it from the seven years previously considered to 10 years. The effect of this reestimation, applied since January 1, 2002, was approximately €2,214,000, after considering the tax effect.

e) *Long-term investments-*

Holdings in nonconsolidated companies are valued at the lower of acquisition cost or underlying book value of the holdings.

Loans to investees are recorded at the lower of the amount delivered or market value.

The "Other Long-Term Loans" caption includes, inter alia, the tax assets and prepaid taxes arising from the losses incurred by certain companies in recent years, amounting to €313,167,000, which the companies will offset against the income earned by them in future years.

f) *Parent Company shares-*

Treasury stock is valued at cost, comprising the total amount paid for acquisition plus the related expenses. The related valuation adjustments are expensed currently if the market value is lower than acquisition cost.

Additionally, although the shares of treasury stock were not acquired in order to be subsequently retired (Note 19), if the underlying book value of these shares is lower than their acquisition cost and market value, the Company values them at their underlying book value, in accordance with the ruling published in Issue 48 (December 2001) of the Official Gazette of the Spanish Accounting and Audit Institute (B.O.I.C.A.C.). Consequently, the Company records a provision against the reserve recorded for treasury stock.

g) *Deferred charges-*

This caption includes, inter alia, the pluriannual expenses incurred in the installation of communal reception equipment, which are allocated to income on a straight-line basis over a maximum period of ten years.

Also, since 2000, and in view of the new competitive market conditions, the direct costs incurred to attract new subscribers for CanalSatélite, after deducting the analog revenues arising from the connection processes, are recorded in the statement of operations on a straight-line basis over seven years, the estimated average subscription period.

Additionally, based on detailed information about new and cancelled subscriptions, the Group evaluated at year-end the amortization that would have resulted from applying a method of complete write-off of the unamortized capitalized costs of the cancelled subscriptions, together with the amortization of

the capitalized costs of the remaining subscriptions which remain active beyond the seven-year period considered, which is a more usual period of useful life for active subscriptions. This method was applied for all the subscribers, regardless of when they were connected or of whether the capitalized costs for attracting them were recorded under the "Start-up Expenses" or "Deferred Charges" captions. This study showed that there is no material difference between the amortization resulting from this method and that resulting from the Group's method.

This caption in the accompanying consolidated balance sheet as of December 31, 2002 also includes the advances paid for certain broadcasting contracts, which are allocated to the statement of operations over the term of the contracts.

h) Inventories-

Inventories are valued at cost and relate mainly to program broadcasting rights.

Sogecable, S.A.'s broadcasting rights are allocated to income as follows:

1. Third-party film broadcasting rights: these rights are allocated to income on the basis of the viewing figures for each showing based on the Company's audience surveys. The percentages allocated to each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

2. Sporting event broadcasting rights: these rights are allocated to income in full at the date of the first showing.

3. Series broadcasting rights: the cost of these rights is allocated to income on a straight-line basis in the various broadcasting slots.

4. Other rights: these relate basically to documentaries, in-house productions and introductory program slots, and are recorded as amortization when they are broadcast.

i) Capital subsidies

The Employment and Technological Development Department of the Andalucía Autonomous Community Government has granted the Group company Centro de Asistencia Telefónica, S.A. a subsidy of €1,724,629 to assist it with the investment it is making in the Andalucía Technological Park, Malaga. At the date of these consolidated financial statements 75%, i.e. approximately €1,293,000, had been collected and is recorded under the "Deferred Revenues" caption in the accompanying consolidated balance sheet as of December 31, 2002.

This subsidy will be allocated to income in the future based on the depreciation of the subsidized tangible fixed assets.

j) Guarantee deposits received-

The guarantee deposits for analog decoder equipment are recorded at short or long term on the basis of the estimated claimability of this liability.

k) Classification of debt-

Debts maturing in under 12 months from year-end are classified by the Companies as current liabilities and those maturing at over 12 months as long-term debt.

l) Corporate income tax

In 1996 the Company started to file consolidated corporate income tax returns, in accordance with Corporate Income Tax Law 43/1995. Sogecable, S.A. is the Parent Company of the tax group which, as of December 31, 2002, included the following companies: Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Cinemanía, S.L. Sogecable Fútbol, S.L., Cable Antena, S.A., Canal Estilo, S.L., Servicios Técnicos de Sogecable, S.L., Plataforma Logística de Usuarios de Sogecable, S.L. and CanalSatélite Digital, S.L.

Corporate income tax is calculated on the basis of result per books determined by application of generally accepted accounting principles, which does not necessarily coincide with taxable base.

The corporate income tax expense or revenue is obtained from the tax bases of the consolidated tax group of which Sogecable, S.A. is the Parent Company by aggregating the tax bases of the fully consolidated companies that do not form part of the consolidated tax group.

In general, only the prepaid taxes relating to timing differences arising from the elimination of value adjustments to holdings in companies in the consolidated tax group are recorded.

The tax assets earned are calculated by considering the provisions to the allowance for decline in value of the companies not included in the consolidated tax group as permanent differences, since they do not have any tax effect in subsequent years.

As shown in the 2001 consolidated financial statements, at the end of that year the Group companies considered as timing differences the tax effect of certain extraordinary revenues recorded for accounting purposes in 2001 and qualifying for the extraordinary income reinvestment regime provided for by Law 43/1995. These timing differences were recorded as deferred tax liabilities under the "Other Long-Term Debt" caption in the accompanying consolidated balance sheet as of December 31, 2002.

However, in their calculation in 2002 of the 2001 corporate income tax, the Group companies availed themselves of Transitional Provision Three of Law 24/2001 regarding the taxation of extraordinary income, including in the taxable base of that year the portion of income to which they intended to apply the tax deferral. Based on this transitional system, the companies recorded a revenue of approximately €38,224,000 for the tax credits provided by this Law, under the "Corporate Income Tax" caption in the accompanying 2002 consolidated statement of operations. This amount included approximately €5,689,000 for the tax credit relating to the gain recorded in 2002. The directors consider that the reinvestment requirements established to qualify for this tax credit have been met.

The Company also recorded a revenue of approximately €4,875,000 under the "Corporate Income Tax" caption in the accompanying 2002 consolidated statement of operations for tax credits on investments in films in 2001 which the consolidated tax Group expects to apply in the future.

As of December 31, 2002, the Consolidated Group recorded a corporate income tax revenue of €39,876,000, for the tax losses and tax credits of the year, that are expected to be recovered through the income earned in future years. Also, a provision of approximately €22,341,000 for the corporate income tax expense is included under the "Corporate Income Tax" caption in the accompanying consolidated statement of operations in order to reduce the future tax burden.

m) Foreign currency transactions-

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. The exchange differences arising on translation by this method are charged or credited, as appropriate, to income for the year.

At year-end, the foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the rate ruling on that date; if there are exchange losses, they are recorded in the statement of operations for the year. Exchange gains are not recognized as revenues until they are realized.

n) Recognition of revenues and expenses-

Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, the Group only records realized income at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

o) Working capital-

As a result of the nature of the business activities of the Parent Company and of its subsidiaries, of the investments made in the year ended December 31, 2002, and of the debt structure, current liabilities exceeded current assets. In order to properly interpret the evolution of the Company's working capital, it must be taken into account that as of December 31, 2002, the balance of the "Accrual Accounts" caption on the liability side of the accompanying consolidated balance sheet was €33,449,000, and that this amount does not relate to accounts payable at short term, but to deferred revenues which will be allocated to income in 2003.

Also, the directors expect that with the revenues which will be generated in the future by the Parent Company and by its subsidiaries, and with the renewal of the Company's current and future external borrowings, sufficient funds will be obtained to settle the debts at the related due dates (see Note 2).

(6) START-UP EXPENSES

The transactions recorded in 2002 in the various start-up expense accounts are summarized as follows:

	Thousands of Euros		
	Preopening Expenses	Capital Increase Expenses	Total
Balance at 12/31/01	**31,762**	**7,595**	**39,357**
Additions	1,300	1,297	2,597
Amortization	(12,535)	(3,152)	(15,687)
Balance at 12/31/02	**20,527**	**5,740**	**26,267**

(7) INTANGIBLE ASSETS

The transactions recorded in 2002 in the various intangible asset accounts and the related accumulated amortization and allowance are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/01	Additions	Retirements and Transfers	Balance at 12/31/02
Cost-				
Intellectual property	1,957	90	2	2,049
Computer software	42,138	7,772	(1)	49,909
Rights on leased assets	-	539	10,473	11,012
Audiovisual and sports rights	453,890	22,545	(15,095)	461,340
Other intangible assets	57	-	260	317
Total cost	**498,042**	**30,946**	**(4,361)**	**524,627**
Accumulated amortization -				
Intellectual property	1,514	198	10	1,722
Computer software	23,338	6,943	-	30,281
Rights on leased assets	-	694	-	694
Audiovisual and sports rights	213,476	33,626	(454)	246,648
Other intangible assets	32	56	138	226
Total accumulated amortization	**238,360**	**41,517**	**(306)**	**279,571**
Allowance	476	-	-	476

The additions to the "Audiovisual and SportsRights" caption in 2002 relate mainly to the investments made by Sogecable, S.A., Sociedad General de Cine, S.A. and Sogepaq, S.A. in film productions and audiovisual rights for their distribution, amounting to approximately €18,457,000. This caption also includes the audiovisual rights acquired by CanelSatélite Digital, S.L. of certain television channels and advances paid to suppliers of rights which will be recovered at long term.

The "Audiovisual Rights" caption includes the acquisition cost in 2001, amounting to €39,066,000, for joint exploitation, of 10% of the rights of Real Madrid Club de Fútbol that the Club and Caja Madrid had been exploiting, including the publicity rights of the club and its players and the Internet, merchandising and other rights. The original agreement for the acquisition of the share in this set of rights envisaged a sale option for the Company on the total percentage of rights acquired from Real Madrid Club de Fútbol. Sogecable, S.A. and this Club reached an agreement prior to expiration of this option, under which the Company waived exercise of the sale option in exchange for a two-year extension of its share in the set of rights.

The net book value of the retirements recorded in the "Audiovisual and Sporting Rights" account in 2002 related mainly to the transfer to the "Inventories" caption in the accompanying consolidated balance sheet of the audiovisual rights acquired by CanalSatélite Digital, S.L. that are classifiable as short-term rights.

The approximately €10,473,000 reflected as "Transfers" in the "Rights on Leased Assets" caption relate to assets (mainly plant and machinery and computer hardware) which had been acquired by the Group for installation in the new building at Tres Cantos (Madrid), and which before being put into service were sold to several financial institutions for use by the Group under lease contracts.

As of December 31, 2002, the salient information on the Group's contracts for the acquisition of rights on leased assets was as follows:

	Thousands of Euros					
Lessor	Cost	Purchase Option	Contract Term (Months)	Period Elapsed (Months)	Lease Payments Paid	Lease Payments Outstanding
Hipamer	181	3	60	6	20	188
Hispamer	93	3	36	6	17	87
Hispamer	7,111	134	60	6	805	7,374
Infoleasing	1,178	22	60	6	133	1,200
Hispamer	21	-	60	4	2	22
Hispamer	202	4	60	4	15	217
Hispamer	23	1	60	3	1	25
Infoleasing	1,896	35	60	3	105	2,038
Infoleasing	103	2	60	3	6	110
Total	**10,808**	**204**			**1,104**	**11,261**

(8) TANGIBLE FIXED ASSETS

The transactions recorded in 2002 in the various tangible fixed asset accounts and the related accumulated depreciation and allowances are summarized as follows:

	Thousands of Euros				
	Balance at 12/31/01	Additions	Retirements	Transfers	Balance at 12/31/02
Cost-					
Land and structures	10,907	676	-	31,223	42,806
Machinery, fixtures and tools	79,902	20,148	(1,021)	(53,739)	45,290
Decoders, keys and adapters	492,606	30,544	(17,245)	(31)	505,874
Computer hardware	22,693	3,300	-	(4,039)	21,954
Other tangible fixed assets	46,010	8,229	-	(49,256)	4,983
Total cost	652,118	62,897	(18,266)	(75,842)	620,907
Accumulated amortization-					
Structures	-	212	-	-	212
Machinery, fixtures and tools	57,504	8,217	(517)	(59,106)	6,098
Decoders, keys and adapters	287,564	53,063	(9,898)	(31)	330,698
Computer hardware	15,830	2,595	-	(3,753)	14,672
Other tangible fixed assets	2,509	707	-	(2,479)	737
Total accumulated amortization	363,407	64,794	(10,415)	(65,369)	352,417
Allowances	19,611	3,035	(6,764)	-	15,882

The additions to the cost and accumulated depreciation of the decoders, keys and adapters as of December 31, 2002, related mainly to the purchases of digital decoders by Canal Satélite Digital, S.L.

In 2002, CanalSatélite Digital, S.L. replaced all its customers' access cards when it modified the conditional access system used for encrypting and controlling access to its broadcast programs, and accordingly, it retired from its tangible fixed assets the cost and accumulated depreciation of all the old access cards and the provision for decline in value which had been recorded for this purpose in 2001.

In 2002 most of the Group companies transferred their offices and main technical installations to the building built by Servicios Técnicos de Sogecable, S.L. in Tres Cantos (Madrid). The additions in the "Machinery, Fixtures and Tools", "Computer Hardware" and "Other Tangible Fixed Assets" accounts related basically to investments made during the year due to the entry into service of this center. Also, as a result of this transfer, the cost and accumulated depreciation of all the assets recorded in these accounts were removed from the accounts, since they were owned by various Group companies, and were recorded in the new building at their net book value. Moreover, all the investments in progress as of December 31, 2001, recorded under the "Other Tangible Fixed Assets" caption were transferred to other accounts in accordance with their nature. All these variations were recorded in the "Transfers" column of the foregoing table.

As already mentioned in Note 7 above, the net book value of the "Transfers" column in the foregoing table relates to assets (mainly machinery and plant and computer hardware) which the Group had acquired outright for installation in the new building

in Tres Cantos (Madrid), and which, before being put into service, were sold to several financial institutions for use by the Group under lease contracts.

As of December 31, 2002, the Group had adequately insured its tangible fixed assets.

(9) LONG-TERM INVESTMENTS

The transactions recorded in 2002 in the various long-term investment accounts are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/01	Additions	Retirements	Balance at 12/31/02
Investments accounted for by the equity method	49,652	4,713	(6,284)	48,081
Other investments	51,653	-	(142)	51,511
Long-term receivables from multigroup companies	38,060	14,774	(35,458)	17,376
Other long-term loans	305,784	61,173	(53,790)	313,167
Guarantees and deposits	939	-	(344)	595
Allowances	(28,612)	(65,009)	53	(93,568)
	417,476	15,651	(95,965)	337,162

The detail of the "Investments Accounted for by the Equity Method" caption as of December 31, 2002, is as follows:

	Thousands of Euros	%
Audiovisual Sport, S.L.	12,627	40.00
Warner Lusomundo Sogecable Cines de España, S.A.	7,936	33.33
Compañía Independiente de Noticias de Televisión, S.L.	-	50.00
Sogecable Música, S.L.	573	50.00
Canal+ Investments, Inc.	23,214	60.00
Fox Kids España, S.L.	1,744	50.00
Canal Club de Distribución de Ocio y Cultura, S.A.	939	25.00
StudioCanal Spain, S.L.	1,048	49.00
Real Madrid Multimedia, S.L.	-	50.00
	48,081	

On the basis of the renewals of the audiovisual rights of clubs already arranged by the shareholders of Audiovisual Sport, S.L., of the negotiations currently in progress, and of the conditions imposed by the competent authorities for authorization of the integration process described in Note 2, the Parent Company's directors consider that this investee will be able to continue operating after the 2002/2003 season, the date through which it holds the broadcasting rights for the Spanish League Championship and the Spanish Soccer Knockout Cup (except for the final), in conditions similar to those in which it currently operates. In any case, the Parent Company's directors consider that, based on the foreseeable scenario of exploitation of these football rights after this season, no incidents will arise that might have a material impact on the Group's net worth.

As part of the agreements between Telefónica and Sogecable, S.A. described in Note 2, Sogecable, S.A. will take over Telefónica's indirect holding to date in Audiovisual Sport, S.L. through its media subsidiaries, bringing Sogecable, S.A.'s holding to 80% of the capital of Audiovisual Sport, S.L. at the end of the process.

As of December 31, 2002, the Group had ownership interests of 50% in Compañía Independiente de Noticias de Televisión, S.L. and Real Madrid Multimedia, SL. The negative net value of these holdings carried by the equity method, amounting to €2,311,000 and €1,242,000, respectively, is included under the "Provisions for Contingencies and Expenses" caption in the accompanying consolidated balance sheet at that date.

As of December 31, 2002, the holding of Sogecable, S.A. in Canal+ Technologies, S.A. amounting to €49,929,000, relating to 3.19% of this company's capital stock, was the main item included under the "Other Investments" caption. Canal + Technologies, S.A. is domiciled in France and engages in the development, production and distribution of conditional access systems and interactive software for digital television, a technology used, inter alia, by the Sogecable Group.

On September 25, 2002, Groupe Canal + announced the sale of its ownership interest in Canal+ Technologies to Thomson Multimedia for €190 million. Although this transaction was concluded after the date of these consolidated financial statements, Sogecable S.A., applied the principle of prudence in accounting, and recorded a provision of approximately €41,460,000 euros to adjust the valuation of its financial investment in the company, based on the value of the aforementioned transaction. This provision is recorded under the "Extraordinary Expenses" caption in the accompanying 2002 consolidated statement of operations.

The balance of the "Long-Term Receivables from Multigroup Companies" caption as of December 31, 2002, includes various long-term loans to associated companies, the detail being as follows:

	Thousands of Euros
Audiovisual Sport, S.L.	57
Compañía Independiente de Noticias de Televisión, S.L.	4,791
Sogecable Música, S.L.	331
Real Madrid Multimedia, S.L.	12,197
	17,376

The balance of this caption as of December 31, 2002, includes a long-term account receivable from Real Madrid Multimedia, S.L. for approximately €12,197,000, relating to the amounts paid by Sogecable, S.A. on behalf of this company under the Real Madrid Club de Fútbol rights exploitation contracts to which Real Madrid Multimedia, S.L. was subrogated in both the rights and the obligations.

This long-term account receivable from Real Madrid Multimedia, S.L. increased in 2002 due to payments made by the Company on behalf of Real Madrid Multimedia, S.L. relating to the aforementioned contracts, amounting to approximately €7,213,000. In 2002 these long-term receivables were partially offset (€6,000,000) by the contribution of them as disbursement of a capital increase at the subsidiary. A portion of these loans, amounting to approximately €4,551,000, was also refunded in cash in 2002.

As of December 31, 2001, the "Long-Term Receivables from Multigroup Companies" caption included the loans to Audiovisual Sport, S.L. totaling approximately €17,403,000 under a contract for a credit line granted to this company for a total amount of approximately €24,040,000, at market interest rates. In 2002, loans totaling approximately €7,562,000 were granted to Audiovisual Sport, S.L. under the same credit line contract. Also in 2002, €24,908,000 relating to most of these loans were canceled. Of this total, €23,992,000 were contributed as disbursement for the subsidiary's capital increase. As of December 31, 2002, the loans granted to Audiovisual Sport, S.L. amounted to approximately €57,000. These loans bore interest at market rates.

As of December 31, 2002, Sogecable, S.A. had granted to Compañía Independiente de Noticias de Televisión, S.L. a participating loan of approximately €4,791,000, which bears interest at market rates.

The balance of the "Other Long-Term Loans" caption as of December 31, 2002, includes, inter alia, the Group's various tax assets and timing differences arising from variations in the allowances for decline in value of the securities portfolios of companies included in the consolidated tax group, totaling approximately €313,167,000. The variations in tax asset, prepaid tax and deferred tax accounts in 2002 were as follows:

	Thousands of Euros			
	Balance at 12/31/01	Additions	Retirements	Balance at 12/31/02
Tax assets	256,382	47,847	(47,029)	257,200
Prepaid taxes	42,641	13,326	-	55,967
Deferred taxes	65,484	-	(65,484)	-

The retirements in the "Tax Assets" and "Deferred Taxes" accounts related to the application of the special reinvestment tax credit described in Note 5-l.

Also, the collection rights arising from several agreements for the assignment of audiovisual rights to satellite and cable TV operators, amounting to approximately €6,761,000, which were recorded under the "Long-Term Receivables" caption as of December 31, 2001, were transferred to the "Trade Receivables for Sales and Services" caption in the accompanying consolidated balance sheet as of December 31, 2002, as they mature in under 12 months.

(10) OTHER ACCOUNTS RECEIVABLE

The balance of this caption as of December 31, 2002, includes the advances to trade debtors, particularly for audiovisual rights, and to fixed asset suppliers.

(11) SHAREHOLDERS' EQUITY

The transactions recorded in equity accounts in 2002 are summarized as follows:

	Thousands of Euros							
	Capital Stock	Additional Paid in Capital	Legal Reserve	Reserve for Treasury Stock	Voluntary Reserves	Reserves of Consolidated Companies	Accumulated Losses	Income (Loss) for the Year
Balance at December 31, 2001	**194,048**	**144,561**	12,373	701	**42,393**	**(2,426)**	**(45,102)**	**2,798**
Allocation of 2001 income	-	-	160	-	1,443	1,195	-	(2,798)
Transfer of reserves	-	-	-	(3,385)	3,385	-	-	-
Allowance for treasury stock	-	-	-	3,275	-	-	-	-
2002 loss	-	-	-	-	-	-	-	(54,240)
Balance at December 31, 2002	**194,048**	**144,561**	**12,533**	**591**	**47,221**	**(1,231)**	**(45,102)**	**(54,240)**

Capital stock-

As of December 31, 2002, the capital stock of Sogecable, S.A. consisted of 97,023,753 fully subscribed and paid registered shares of €2 par value each.

The detail of the Parent Company's shareholders and of the related percentages of ownership as of December 31, 2002, is as follows:

	Percentage of Ownership
Promotora de Informaciones, S.A.	21.27
Groupe Canal+ (France)	21.27
Other	57.46
	100.00

Based on the integration plan described in Note 2, Sogecable, S.A. will make a capital increase through the issuance of 28,981,121 new shares, which will represent 23% of the resulting capital stock, which are intended to be subscribed by the present shareholders of DTS Distribuidora de Televisión Digital, S.A. (Telefónica Group). Also, as indicated in the same note, the reference shareholders after this increase, i.e. PRISA, Groupe Canal+ and Telefónica, S.A., will contribute to funding the operation with a participating loan of €50 million each and Sogecable, S.A. will offer its shareholders the possibility of participating in a subordinated loan of €175 million for the purpose of reinforcing the Sogecable Group's financial structure.

Additional paid-in capital-

Additional paid-in capital arose in 1999 when the Executive Committee of Sogecable, S.A., as previously authorized by the Board of Directors, which had previously been authorized by the Shareholders' Meeting, resolved to increase capital by €13,447,506 (Ptas. 2,237,476,733) through the issuance of 6,723,753 new shares of €2 par value each. The amount of the additional paid-in capital relating to the shares offered in the public offering for subscription of shares was established as the difference between the offer price and the par value of each share. On June 21, 1999, the Company was admitted to listing on the Spanish computerized trading system (continuous market).

The Spanish Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury stock-

Article 79 of the revised Corporations Law states that if a company acquires its own shares or those of its Parent Company, it must record a restricted reserve on the liability side of the balance sheet equal to the amount of the Company's own shares or those of the Parent Company included in the assets. This reserve must be maintained until the shares have been disposed of or retired.

As of December 31, 2002, the reserve for treasury stock amounted to €591,000, which was the acquisition cost of the treasury stock held by the Company net of the valuation adjustments recorded at that date. The par value of the own shares held by the Company as of December 31, 2002, represented 0.2% of the capital stock.

Also, as of December 31, 2002, although the shares of treasury stock were not acquired for subsequent retirement (see Note 19), and although the underlying book value of the shares was clearly lower than their year-end market value, pursuant to the ruling published in Official Gazette no. 48 of the Spanish Accounting and Audit Institute (ICAC) in December 2001, the Company valued the shares of treasury stock at their underlying book value and, accordingly, an allowance of €1,075,000 was recorded with a charge to the "Reserve for Treasury Stock" caption.

Reserves of consolidated companies-

The detail, by company, of the "Reserves at Consolidated Companies" caption as of December 31, 2002, is as follows:

	Thousands of Euros
Reserves at fully consolidated companies:	
Sogecable, S.A.	349,328
Centro de Asistencia Telefónica, S.A.	4,706
Gestión de Derechos Audiovisuales y Deportivos, S.A.	42,067
CanalSatélite Digital, S.L.	(244,191)
Sociedad General de Cine, S.A.	4,821
Sogepaq, S.A.	(2,746)
Compañía Independiente de Televisión, S. L.	12,496
Cable Antena, S.A.	625
Cinemanía, S.L.	(16,417)
Sogecable Fútbol, S.L.	(22,487)
Canal Estilo, S.L.	(2,308)
Servicios Técnicos de Sogecable, S.L.	(30)
Plataforma Logística de Usuarios de Sogecable, S.L.	(3,016)
	122,848
Reserves at companies accounted for by the equity method:	
Audiovisual Sport, S.L.	(92,841)
Warner Lusomundo Sogecable Cines de España, S.A.	(612)
Sogecable Música, S.L.	(104)
Compañía Independiente de Noticias de Televisión, S.L.	(3,055)
Canal + Investments, Inc.	(19,533)
Fox Kids España, S.L.	132
Canal Club de Distribución de Ocio y Cultura, S.A.	(4,876)
StudioCanal Spain, S.L.	20
Real Madrid Multimedia, S.L.	(3,210)
	(124,079)
	(1,231)

Allocation of loss of the Parent Company-

The directors of the Parent Company propose to allocate the 2002 loss to the "Accumulated Losses" caption.

(12) MINORITY INTERESTS

This caption in the accompanying consolidated balance sheet as of December 31, 2002, includes the equity of minority interests in the fully consolidated companies. Substantially all the balances of this caption relate to the minority interests in CanalSatélite Digital, S.L., Cinemanía, S.L. and Sogepaq, S.A.

The transactions recorded in 2002 under the "Minority Interests" caption are summarized as follows:

	Thousands of Euros
Balance at December 31, 2001	**31,634**
Capital increases	8,695
Share in 2002 loss	(2,006)
Balance at December 31, 2002	**38,323**

On June 29, 2002, Sogecable, S.A. sold 45% of its holding in Sogepaq, S.A. to StudioCanal, S.A., a company related to Groupe Canal +, S.A. (France). Sogecable, S.A. retained a purchase option and StudioCanal, S.A. retained a sale option on this holding, both of which expire at short term. The exercise price for the options will be the market value, as determined by an independent appraiser, although it cannot be lower than the price of the transaction adjusted to present value. Until these options expire, the buyer will not make further disbursements in the company. As of the date of these consolidated financial statements StudioCanal, S.A. had not expressed any intention as to the exercise of its option and Sogecable, S.A. had not taken any decision as to the exercise of its option.

(13) GUARANTEE DEPOSITS RECEIVED

This caption in the accompanying consolidated balance sheet as of December 31, 2002, includes mainly the guarantee deposits received from subscribers to Canal+ through January 18, 1998. Cancellations in 2002 amounted to €7,366,000. The balance of this caption as of December 31, 2002, amounted to €27,074,000.

As of December 31, 2002, the Company had recorded under the "Short-Term Guarantee Deposits Received" caption the estimated amounts claimable in the following year based on prior years' experience.

(14) PAYABLE TO CREDIT ENTITIES

As of December 31, 2002, the Group had credit lines at various financial institutions with a limit of €640,614,000, against which approximately €580,988,000 had been drawn. These credit lines, which bear interest at market rates, mature as follows:

Year	Thousands of pesetas
2003	328,086
2004	131,777
2005	103,282
Through 2010	17,843
	580,988

The total amount maturing in 2003 includes the balances drawn down of certain credit lines maturing at two years, although annual extensions are stipulated in the contracts, and, accordingly, they were recorded under the "Short-Term Payables to Credit Institutions" caption in the accompanying consolidated balance sheet as of December 31, 2002.

On February 2, 1998, CanalSatélite Digital, S.L. arranged a syndicated loan of approximately €360,607,000 million (Ptas. 60,000,000,000) maturing at seven years and bearing interest at market rates, of which €275,384,000 had been drawn down as of December 31, 2002. On August 30, 2002, the Company repaid early the full amount outstanding of the long-term syndicated loan it had been granted.

The Group has arranged a mortgage on the land and building housing its offices in Tres Cantos (Madrid) to secure a bank loan, of which approximately €29,186,000 were repayable as of December 31, 2002.

Also, Sogecable, S.A. and the other shareholders of Audiovisual Sport, S.L. were guaranteeing, in proportion to their percentages of ownership, the long-term credit facilities and guarantees granted to this company as of December 31, 2002, of which approximately €186,314,000 had been drawn down.

Also, as of December 31, 2002, the Parent Company and the other shareholders of Warner Lusomundo Sogecable Cines de España, S.A. were guaranteeing, in proportion to their percentages of ownership, this company's long-term debts to financial institutions (bearing interest at market rates) up to a limit of approximately €48,081,000, of which €33,270,000 had been drawn down.

(15) TAX MATTERS

The reconciliation of the loss per books for 2002 to the tax base for corporate income tax purposes is as follows:

	Thousands of Euros
Consolidated loss for the year per books, before taxes	(116,880)
Timing differences	(33,467)
Permanent differences	46,211
Tax loss	**(104,136)**

The timing differences arose basically as a result of the elimination of valuation adjustments to investments in companies in the consolidated tax group, the adjustment to tax methods of the imputation in the result per books of the sale of soccer rights sublicenses under a pay-per-view system, and other revenues recorded for accounting purposes in 2002, on which the Group had paid corporate income tax in 2001 (see Note 5-1).

The detail of the tax losses available for carryforward at the consolidated Group companies, by the year in which they arose, is as follows:

Year	Thousands of Euros
1993	7
1994	398
1995	448
1996	2,523
1997	131,337
1998	206,789
1999	112,610
2000	119,334
2001	2,416
2002	104,136
	679.998

Current corporate income tax regulations provide certain tax incentives to encourage new investments. The Group companies have availed themselves of the tax benefits provided by these regulations, and can deduct the following amounts from their future corporate income tax charges, if any:

Year	Thousands of Euros		
	Film Productions	Double Taxation	Other Tax Credits
1996	-	70	-
1997	1,639	26	-
1998	1,569	30	-
1999	1,389	29	-
2000	2,996	44	-
2001	5,054	51	3,127
2002	1,568	-	-
	14,215	**250**	**3,127**

The Group companies have the last four years open for review by the tax inspection authorities for all the taxes applicable to them. No additional material liabilities are expected to arise for the companies as a result of inspection of the open years.

(16) REVENUES AND EXPENSES

The detail, by line of business, of the Consolidated Group's net sales is as follows:

	Thousands of Euros
Subscribers	780,487
Advertising	38,017
Other	157,307
	975,811

The detail of the transactions with multigroup and associated companies is as follows:

	Thousands of Euros
Revenues-	
Advertising	36,010
Other	10,396
	46,406
Expenses-	
Purchases	132,293
Other operating expenses	20,834
	153,127

The Group makes foreign-currency purchases of significant amounts which are not disclosed because of their strategic nature for the Group.

The fees for the audit of the Group's consolidated financial statements and the Group companies' individual financial statements amounted to approximately €265,000. Additionally, the Group's auditors earned approximately €131,000 for providing other audit services. These amounts are recorded under the "Other Operating Expenses" caption in the accompanying consolidated statement of operations for the year ended December 31, 2002.

Employees-

The average number of permanent employees in 2002, by category, was as follows:

	Average Number of Employees
Managers	76
Department heads	226
Employees	1,289
	1,591

Centro de Asistencia Telefónica, S.A. hires temporary employees to operate a help line and fulfillment service on an as-needed basis. The average number of temporary employees hired for these services in 2002 was 1,071.

Under current labor regulations, the Group companies are required to pay severance to employees terminated under certain conditions. The Company's management considers that an appropriate amount has been provisioned in this connection in the accompanying 2002 statement of operations.

Income (Loss) by company-

The detail of the contribution of each consolidated company to the 2002 result is as follows:

	Thousands of Euros		
	Total Income (Loss)	Income (Loss) Attributed to Minority Interests	Income (Loss) Attributed to the Group
Sogecable, S.A.	(58,537)	-	(58,537)
Centro de Asistencia Telefónica, S.A.	(428)	-	(428)
Gestión de Derechos Audiovisuales y Deportivos, S.A.	(11,973)	-	(11,973)
CanalSatélite Digital, S.A.	(10,106)	1,693	(8,413)
Sociedad General de Cine, S.A.	5,659	-	5,659
Sogepaq, S.A.	24	(7)	17
Cable Antena, S.A.	2,022	-	2,022
Compañía Independiente de Televisión, S.L.	(4,310)	-	(4,310)
Cinemanía, S.L.	(3,186)	319	(2,867)
Sogecable Fútbol, S.L.	(6,099)	-	(6,099)
Canal Estilo, S.L.	(445)	1	(444)
Plataforma Logística de Usuarios de Sogecable, S.L.	(2,470)	-	(2,470)
Servicios Técnicos de Sogecable, S.L.	(1,074)	-	(1,074)
Associated companies:			
Audiovisual Sport, S.L.	(20,492)	-	(20,492)
Warner Lusomundo Cines de España, S.A.	(1,004)	-	(1,004)
Compañía Independiente de Noticias de Televisión, S.L.	22	-	22
Sogecable Música, S.L.	76	-	76
Canal + Investments, Inc.	(8,414)	-	(8,414)
Fox Kids España, S.L.	1,460	-	1,460
Canal Club de Distribución de Ocio y Cultura, S.A.	192	-	192
Studio Canal Spain, S.L.	(10)	-	(10)
Real Madrid Multimedia, S.L.	(4,033)	-	(4,033)
Consolidation adjustments	66,880	-	66,880
TOTAL	**(56,246)**	**2,006**	**(54,240)**

(17) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In 2002 the Parent Company's directors earned compensation of €2,350,000.

Under the stock options plan involving Parent Company shares described in Note 19, the directors of Sogecable, S.A. have options to acquire shares of the company representing 0.077% of the par value of the capital stock.

The Company has granted no advances or loans to its directors and does not have any pension commitments to them.

(18) FUTURE COMMITMENTS

The Company and its Group have entered into certain purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and for publicity and sports rights. These commitments guarantee coverage of the Group companies' programming needs in the related years.

As of December 31, 2002, the Parent Company and its Group had euro and foreign currency payment and collection commitments for a net amount of approximately €1,860,905,000. The net amounts arising under these commitments are payable as follows:

Year	Thousands of Euros
2003	418,551
2004	330,646
2005	322,545
2006	331,501
Subsequent years up to 2010	457,662
	1,860,905

The obligation to pay the amounts pacted in the purchase agreements arises solely if the suppliers fulfill the contractually established terms and conditions.

The future commitments described above do not take into account the possible impact in the future of the integration described in Note 2, but consider only the Group's programming needs based on its current legal structure.

(19) STOCK OPTION PLAN

On May 16, 2000, the Shareholders' Meeting of Sogecable, S.A. resolved to establish a stock options plan for the Group's executive directors and managers. In order to cater for this stock options plan, in 2000 the Company acquired treasury stock representing 0.2% of the par value of capital stock. As of December 31, 2002, these shares were recorded in the Company's balance sheet at acquisition cost adjusted to the underlying book value at that date.

(20) LITIGATION AND CLAIMS IN PROGRESS

As of December 31, 2002, approximately €6,166,000 were recorded under the "Trade Receivables for Sales and Other Receivables" caption for the amounts owed to the Company by Real Club Deportivo de La Coruña, S.A.D. under the contract for the exploitation of publicity and merchandising rights dated August 8, 1997, for seasons prior to June 2001. Additionally, advances of €2,831,000 arising from the aforementioned contract and recorded under the "Other Accounts Receivable" caption in the accompanying balance sheet as of December 31, 2002, were paid to the club for the 2001/2002 and 2002/2003 seasons.

On June 8, 2001, the Group company Gestión de Derechos Audiovisuales y Deportivos, S.A. initiated proceedings in the La Coruña court of first instance to terminate this contract with effect from the season which commenced on July 1, 2001, and for subsequent seasons, and claimed the aforementioned amounts owed and damages for Real Club Deportivo de La Coruña, S.A.D.'s repeated nonperformance of the contract. On October 26, 2002, this court found in favor of the Company, and declared the definitive termination of the contract, recognizing the Company's right to collect not only all the aforementioned amounts due from Real Club Deportivo de La Coruña, S.A.D. under the contract, but also the related late-payment interest and a significant portion of the compensation claimed for damages. At the date of preparation of these consolidated financial statements, Real Club Deportivo de La Coruña, S.A.D. had filed an appeal with the La Coruña Regional Appeals Court partially contesting the decision handed down, although it had accepted the termination of the contract. The Company has applied for provisional enforcement of the contested decision. The Group's directors consider, based on the opinion of their external and internal legal advisers, that this claim will be decided in favor of Gestión de Derechos Audiovisuales y Deportivos, S.A.

In January 2002 the Parent Company was notified of the decision handed down in relation to the claim filed against it by the rights management entities A.I.E. and A.I.S.G.E. for compensation for certain intellectual property rights. CanalSatélite Digital, S.L. was also sued by the same entities in the same connection and the proceedings are at the stage where conclusions are being formulated. Described briefly, the decision partially upheld the claim and established the entitlement of the plaintiffs to a fair one-time payment, which will be quantified, as established in the decision, taking into account, inter alia, the agreements entered into by these entities with other television channels in the past, and not exclusively on the basis of the plaintiffs' official rates, as the latter were seeking.

However, the judgment is not final because it has been appealed, and the Group's external and internal legal advisers consider that the appeal is very likely to succeed in view of the absence of intellectual property legislation supporting the right being claimed by the management entities. There is more likelihood of the appeal being successful at a higher instance because the essential point of law is that the revised Intellectual Property Law is *ultra vires*, an issue upon which the Supreme Court has already handed down decisions in relation to other aspects of the revised Law. In any

event, the Group's external and internal legal advisers consider that no significant liabilities will arise from these claims and that, in any case, such liabilities would be limited to amounts equal to those agreed on by the plaintiffs in the past with other television channels.

The Parent Company and one of its subsidiaries are involved in other lawsuits concerning intellectual property rights relating to the exploitation of soccer rights. The Group's directors consider that these lawsuits will not give rise to any significant liabilities.

Also, the subsidiary CanalSatélite Digital, S.L. is currently involved in a lawsuit brought by a certain Consumers' and Users' Association, which requests that certain terms and conditions of the contract between CanalSatélite Digital, S.L. and its subscribers be declared null and void and that the general terms and conditions of this contract be suspended. The Group has contested this claim and considers that no material liabilities will arise, since the contracts in question were duly formalized and meet the stipulated legal requirements.

(21) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

EXHIBIT 1. CONSOLIDATED DEPENDENT AND ASSOCIATED COMPANIES. 2002

Name	Registered Office	Line of Business	Company Owning the Investment	Thousands of Euros	
				Investment	
				%	Value
Centro de Asistencia Telefónica, S.A.	Albasanz, 75- MADRID	Services	Sogecable, SA	99,7	1.609
			Compañía independiente de Television, SL	0,3	6
Gestión de Derechos Audiovisuales y Deportivos, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Distribution of sports broadcasting rights	Sogecable, SA	99,99	7.274
			Compañía independiente de Television, SL	0,01	-
CanalSatélite Digital, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, SA	83,25	167.304
Sociedad General de Cine, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Production and management of audiovisual rights	Sogecable, SA	99,99	6.010
			Compañía independiente de Television, SL	0,01	-
Compañía Independiente de Televisión, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management and operation of audiovisual rights	Sogecable, SA	99,99	-
			Sociedad General de Cine, SA	0,01	14
Sogepaq, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management and distribution of audiovisual rights	Sogecable, SA	54,99	4.833
			Sociedad General de Cine, SA	0,01	-
Cable Antena, S.A.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Sogecable, SA	99,99	6.611
			Compañía independiente de Television, SL	0,01	-
Cinemanía, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía independiente de Television, SL	90	-
Sogecable Futbol, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía independiente de Television, SL	99,99	-
			Sogecable, SA	0,01	7
Canal Estilo, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía independiente de Television, SL	98	-
			Cinemanía	2	45
Plataforma Logística de Usuarios de Sogecable, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Internet services provider	Sogecable, SA	99,99	-
			Centro de Asistencia Telefonica, SA	0,01	-
Servicios Técnicos de Sogecable, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, SA	99,99	12.142
			Centro de Asistencia Telefonica, SA	0,01	-
Audiovisual Sport, S.L.	Diagonal, 477 Barcelona	Management and distribution of audiovisual rights	Gestión de Derechos Audiovisuales y Deportivos, S.A.	40	12.626
Warner Lusomundo Cines de España, S.A.	Azalea, 1 - ALCOBENDAS	Screening of films	Sogecable, SA	33,33	9.836
Canal + Investments, Inc.	Beverly Hills, California, USA	Film production	Sogecable, SA	60	23.214
Compañía Independiente de Noticias de Televisión, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Television services	Sogecable, SA	50	-
Canal Club de Distribución de Ocio y Cultura, S.A.	Hermosilla, 112-MADRID	Catalog sales	Sogecable, SA	25	945
Fox Kids España, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Operation of thematic television channels	Compañía independiente de Television, SL	50	150
Studio Canal Spain, S.L.	Avda de los Artesanos, 6 - TRES CANTOS-MADRID	Management and operation of audiovisual rights	Sogepaq, S.A.	49	1.045
Real Madrid Multimedia, S.L.	Concha Espina, 1-MADRID	Management and operation of audiovisual rights	Sogecable, SA	50	-
Sogecable Musica, S.L.	Gran Vía, 32 - MADRID	Operation of thematic television channels	Compañía independiente de Television, SL	50	601

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

AND SUBSIDIARIES (CONSOLIDATED GROUP)

2002 CONSOLIDATED MANAGEMENT REPORT

SUBMITTED BY THE BOARD OF DIRECTORS OF SOGECABLE, S.A.

TO THE SHAREHOLDERS' MEETING

To the Shareholders:

Pursuant to Article 202 of the Spanish Corporations Law, the Board of Directors of Sogecable, S.A. is honored to present and submit for the approval of the Shareholders' Meeting the consolidated management report for 2002.

Business review

At December 31, 2002, 1,872,000 Spanish households had subscribed to the Sogecable Group's various pay television services. Of these, 65% receive Sogecable, S.A.'s services daily through CanalSatélite Digital, S.L., a percentage which wasreached after steady growth in 2002. Sogecable, S.A. has retained its position as the undisputable leader in the Spanish market for analog and digital pay television services.

Canal+ continues to be the main channel offering digital TV, which 96% of its subscribers have included in their selected range of services. A year earlier, 88% of the subscribers to CanalSatélite Digital had selected Canal+ in their subscription.

All this was possible because of successful programming which, in line with prior years, continued to broadcast major sporting events and to première the most important films. The Spanish Football League, the UEFA Champions League, the ACB Basketball League, the most important Spanish and international sporting events, together with new films and series from the leading international distributors, formed a solid foundation for Canal+ programming in 2002, which continued to firmly support Spanish and auteur cinema.

In the year ended December 31, 2002, CanalSatélite Digital kept attracting new subscribers to its digital platform and including them mainly in the most complete range of services.

This trend was especially strong after the conditional access system was modified and all subscriber access cards were successfully replaced in April 2002. This process, carried out for the first time in Spain, completely eliminated the fraudulent reception

of services, guaranteed the rights of customers and contents providers and created a secure environment for the development of operations which will undoubtedly boost the profitability and growth of the Company and the pay television industry in Spain.

Additionally, in October 2002 the Company decided to lower the monthly price for the most basic service and once more attracted new customers in the intermediate market segments which, in view of less aggressive competition, will again constitute a base for profitable growth.

In 2002, CanalSatélite Digital rounded off its quality programming services with the inclusion of the "Golf+" channel, the first one in Europe dedicated exclusively to this sport and produced by Sogecable. It also increased the contents of "Canal Operación Triunfo", included in its programming towards the end of 2001, which attracted a large number of viewers from among its subscribers.

In the area of interactive services, in 2002 the Company signed various agreements with mobile telephony providers which offer subscribers new services in their homes through the digital decoder, with the possibility of recharging prepaid cards, acquiring terminals, obtaining exclusive services and accessing a wide range of multimedia services.

Another highlight of 2002 for the Company was the completion of the Sogecable Group building. On September 17, 2002, Sogecable inaugurated its new installations at Tres Cantos, near Madrid. The new center, which has a surface area of 42,000 square meters, seven sets and over 16,000 square meters of technical areas, entailed a total investment of under €2,100 per square meter for construction and fitting out. Sogecable has thus drawn together under the same roof the activities it had previously been performing in ten different sites. This has enabled the Group to rationalize and modernize its activities, with the concomitant reduction in costs.

In 2002 Sogecable also reinforced its commitment to producing and distributing new Spanish films. Through Sociedad General de Cine, S.A. and Sogepaq, S.A. it continued to foster the development of new productions, participating in titles such as "La Caja 507", "800 Balas" or "Los Lunes al Sol", which won eight Goya awards.

Outlook

Following the agreement with Telefónica for its inclusion as a shareholder of Sogecable, S.A. and for the integration of Vía Digital in the Sogecable Group, the outlook for the Group as a whole is favorable, judging from its performance in 2002 and evolution in the early months of 2003. The launch of this joint project signifies the rationalization of the Spanish pay television market without affecting the Group's leadership in this area. This position, based on an ever-increasing subscriber base, which enables Sogecable to reinforce its front-ranking sales and contents, constitutes a key business reality for the development of pay television and film production and distribution in Spain.

The sales drive planned to increase the subscriber base will be accompanied by the maintenance and improvement of programming quality and, most importantly, by the development of new interactive services which will add value and quality to the digital offering of the Sogecable Group.

Research and development activities

The Sogecable Group is continuing to adapt its current management and broadcasting software to the expected technological changes.

Acquisition of treasury stock

In 2002 the Parent Company did not acquire any shares of treasury stock and did not carry out any transactions involving treasury stock.

SOGECABLE, S.A.

2002 FINANCIAL STATEMENTS

AND MANAGEMENT REPORT

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

2002 AND 2001 STATEMENTS OF OPERATIONS

(Thousands of Euros)

DEBIT	2002	2001	CREDIT	2002	2001
EXPENSES:			REVENUES:		
Procurements	398.600	386.656	Net sales	678.223	669.353
Personnel expenses-			Other operating revenues	-	18
Wages and salaries	42.874	38.269			
Employee welfare expenses	12.778	12.705			
Depreciation and amortization expense	18.970	33.640			
Other operating expenses	153.684	170.919			
Operating income	51.317	27.182			
Financial expenses	11.288	9.773	Gain on short-term investments	1.298	658
Exchange losses	7.651	4.254	Gain on equity investments	3.042	3.255
			Exchange gains	6.879	4.441
Financial income	-	-	**Financial loss**	7.720	5.673
Income from ordinary activities	43.597	21.509			
Variation in fixed asset allowances	87.485	53.454	Extraordinary revenues	1.367	41.004
Extraordinary expenses	1.610	387			
			Extraordinary loss	87.728	12.837
Income before taxes	-	8.672	**Loss before taxes**	44.131	-
Corporate income tax	14.406	7.069			
Income for the year	-	1.603	**Loss for the year**	58.537	-

The accompanying Notes 1 to 22 are an integral part of the 2002 statement of operations.

Translation of financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(Thousands of Euros)

ASSETS	2002	2001	SHAREHOLDERS' EQUITY AND LIABILITIES	2002	2001
FIXED AND OTHER NONCURRENT ASSETS:			SHAREHOLDERS' EQUITY:		
Start-up expenses	12.797	15.044	Capital stock	194.048	194.048
Intangible assets-	107.030	110.809	Additional paid-in capital	144.561	144.561
Intellectual property	693	612	Reserves-	60.345	55.467
Computer software	29.594	25.003	Legal reserve	12.533	12.373
Audiovisual rights	166.797	165.672	Reserves for treasury stock	591	701
Provisions	(476)	(476)	Voluntary reserve	47.221	42.393
Accumulated amortization	(89.978)	(80.002)	Accumulated losses	(45.102)	(45.102)
Tangible fixed assets-	6.494	18.686	Income (Loss) for the year	(58.337)	1.603
Machinery	-	27.531	Total shareholders' equity	295.315	350.577
Installations	-	13.607			
Decoders, keys and adapters	135.269	135.269			
Computer hardware	-	1.759			
Furniture and fixtures	-	2.594	PROVISIONS FOR CONTINGENCIES AND EXPENSES	13.274	14.701
Transport equipment	-	269			
Other tangible fixed assets	276	123			
Accumulated depreciation	(129.051)	(161.866)			
Long-term investments-	412.709	442.050	LONG-TERM DEBT:		
Investments in Group companies	542.365	481.520	Long-term guarantee deposits received	18.990	23.342
Investments in Associated companies	122.682	114.671	Long-term payables to credit institutions	198.270	116.576
Long-term loans to Group companies	56.967	67.461	Long-term payables to Group companies	-	1.479
Long-term loans to Associated companies	17.019	36.833	Other long-term debt	-	14.093
Other long-term loans	137.656	95.127	Total long-term debt	217.260	155.490
Guarantees and deposits	264	527			
Provisions	(464.244)	(354.089)			
Treasury stock	591	701			
Total fixed and other noncurrent assets	539.621	557.290			
DEFERRED CHARGES	-	1.182			
CURRENT ASSETS:			CURRENT LIABILITIES:		
Inventories	153.272	149.623	Short-term guarantee deposits received	8.084	11.098
Accounts receivable-	306.551	239.325	Payable to credit entities	73.294	146.565
Trade receivables for sales and services	16.687	14.777	Payable to Group companies	128.457	77.469
Receivable from Group companies	191.868	118.354	Payable to Associated companies	17.176	9.045
Receivable from associated companies	19.760	18.191	Trade accounts payable	247.668	219.278
Sundry accounts receivable	78.274	88.889	Other nontrade payables	22.204	19.276
Taxes receivable	1.023	775	Accrual accounts	1.383	2.095
Provisions	(2.161)	(1.661)	Total current liabilities	498.266	484.526
Short-term investments	4	2.356			
Cash	3.506	307			
Accrual accounts	22.161	25.511			
Total current assets	484.494	417.122	TOTAL SHAREHOLDERS' EQUITY		
TOTAL ASSETS	1.024.115	1.005.594	AND LIABILITIES	1.024.115	1.005.594

The accompanying Notes 1 to 22 are an integral part of the balance sheet as of December 31, 2002.

Translation of a report and financial statements originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain (see Note 22). In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

NOTES TO 2002 FINANCIAL STATEMENTS

(1) BRIEF DESCRIPTION OF THE COMPANY

Sogecable, S.A. was incorporated on April 12, 1989. At that time its corporate purpose was the indirect management of the public television service.

To this end it participated in a public tender called on the basis of the provisions of Article 8 of Private Television Law 10/1988, and was awarded a concession for the indirect management of the public television service, pursuant to a Council of Ministers resolution dated August 25, 1989, for an initial term of ten years, renewable at the request of Sogecable, S.A., by resolution of the Council of Ministers for successive ten-year periods. Sogecable, S.A. requested renewal of the concession on October 25, 1999. By a resolution of the Council of Ministers on March 10, 2000, this concession was renewed for a period of ten years.

On January 2, 1996, Sogecable, S.A. acquired all the shares of Sociedad de Gestión de Cable, S.A. On January 3, 1996, the Shareholders' Meeting of Sociedad de Gestión de Cable, S.A. resolved the dissolution without liquidation of the company, with the transfer *en bloc* of its assets and liabilities to Sogecable, S.A.

On January 2, 1997, the Shareholders' Meeting of CanalSatélite Digital, S.L. resolved to increase capital by approximately €12,020,000 (Ptas. 2,000,000,000). This capital increase was fully subscribed and paid by Sogecable, S.A. through the nonmonetary contribution of assets and liabilities assigned to its satellite line of business.

On July 14, 1998, the Shareholders' Meeting of Sogepaq Distribución, S.A. resolved the dissolution without liquidation of the company, with the transfer *en bloc* of its assets and liabilities to its sole shareholder Sogecable, S.A.

On July 16, 1998, Sogecable Fútbol, S.L. was formed, for which purpose Sogecable, S.A., the then majority shareholder, made a nonmonetary contribution consisting of certain assets and liabilities assigned to the thematic television channel business to be operated by the new company.

Also, on that same date, Sogecable Música, S.L. was formed, for which purpose Sogecable, S.A., the then majority shareholder, made a nonmonetary contribution consisting of

certain assets and liabilities assigned to the thematic television channel business to be operated by the new company.

The Company's financial statements for the years in which the aforementioned transactions took place contain all the information on the transactions required pursuant to Article 107 of Corporate Income Tax Law 43/1995.

In view of the business activities carried on by the Company, it has no environmental liability, expenses, assets, provisions or contingencies that might be material with respect to the Company's net worth, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to financial statements.

On May 8, 2002, Telefónica, through its media subsidiary Grupo Admira Media, S.A., and Sogecable, S.A. reached a preliminary agreement for the integration of DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) into the Sogecable Group. Under the terms of the agreement, the operation would be carried out by means of a capital increase at Sogecable, S.A. to be taken up by the shareholders of DTS Distribuidora de Televisión Digital, S.A. that in return would contribute their shares in this company. On November 29, 2002, the Council of Ministers authorized this business combination, subject to the fulfillment of 34 conditions by Telefónica and Sogecable, S.A. On January 29, 2003, i.e. subsequent to 2002 year-end, Telefónica, S.A. and Sogecable, S.A. signed the agreement to continue with the process of integration Sogecable and Vía Digital. Note 2 ("Subsequent Events") to these financial statements describes this agreement in detail.

(2) SUBSEQUENT EVENTS: INTEGRATION OF SOGECABLE AND VÍA DIGITAL

On January 29, 2003, Telefónica de Contenidos, S.A.U., Telefónica, S.A. and Sogecable, S.A. signed an agreement to continue with the process of integration Sogecable and Vía Digital. This agreement respected the share exchange ratio initially established, whereby Sogecable, S.A. would increase capital through the issuance of 28,981,121 new shares, which would constitute 23% of the final resulting capital amount, to be subscribed by Vía Digital's present shareholders. This agreement takes into account the possibility, initially excluded, of Telefónica's final holding in the capital stock of Sogecable, S.A. exceeding that of the Company's present reference shareholders, i.e. Promotora de Informaciones S.A. (PRISA) and Groupe Canal+, which, after the dilution resulting from the capital increase and, in the event of all the shares of capital stock of Vía Digital being exchanged, would each be left with 16.38% of the resulting capital stock (see Note 12). If this were the case, Telefónica would waive its voting rights on the shares in excess of this percentage.

The agreement reflects Telefónica's desire to remain as a shareholder of Sogecable, S.A. for a minimum of three years following the share exchange. Telefónica will therefore also be represented on the Board of Directors of Sogecable, S.A. in the same percentage as that of the controlling shareholders PRISA and Groupe Canal+.

The agreements reached also stipulated that Sogecable, S.A. will acquire, for one euro, Telefónica's current percentage of ownership, through its media subsidiaries, in Audiovisual Sport, S.L., so that, on completion of the process, Sogecable, S.A. will own 80% of this company's capital.

On the basis of the studies performed for this integration process, which included, inter alia, the preparation of a business plan, the management of Sogecable, S.A. considers that the legal and operative instrumentation of this operation and the income obtained in the future by the post-integration entity or entities will ensure full recovery of the tax credits detailed in Note 9, and of those which would be contributed by the company to be included in the Group. The reorganization costs which might be incurred in order to achieve the best possible integration of the businesses of the companies to be integrated, insofar as they are known and are incurred, will be borne by the post-integration entity or entities and will be recorded as and when they become known.

To participate in funding the operation, PRISA, Groupe Canal+ and Telefónica will each contribute €50 million to provide a €150 million participating loan, which will mature in 10 years and bear 11% annual interest. This loan is deemed to be an asset for accounting purposes and may not be converted into capital.

Sogecable, S.A. will also offer its shareholders the possibility of participating in a subordinated loan of €175 million to reinforce the Company's financial structure. This subordinated loan will mature in nine years, generate 10.28% annual interest and include in its remuneration the issuance of *warrants* representing 1% of the Company's capital stock. Telefónica undertakes to subscribe the remainder of the loan not subscribed by the other shareholders of Sogecable, S.A., to reach the aforementioned maximum amount.

Sogecable, S.A. is also currently in negotiations with banks to restructure its present financing arrangements (see Note 14) and to arrange financing for the Company's future development, and considers that the approximate amount of this financing would be that sufficient to cover the indebtedness limits indicated in the following paragraph and those of Audiovisual Sport, S.L., plus the financing required for the reorganization process. In this connection, according to information available at the date of this report, in the first week of March 2003 the Company will receive these banks' tentative proposals for financing, which will generally confirm their interest in participating in this financing operation and the terms proposed by Sogecable, S.A. as regards its need for sufficient funds to cover approximately the maximum amount required. From that date, the management of Sogecable, S.A. will continue with this process, through the usual steps. According to the Company's directors, on completion of the process the necessary funds will be obtained which, together with the revenues generated by the Group in the future, will be sufficient to repay its debts on maturity and to finance its future development.

Apart from these financing arrangements, the agreements between the parties include the financial debt limits for DTS Distribuidora de Televisión Digital, S.A. (Vía Digital) and Sogecable, S.A., based on the assumption that the financed debt as of April 30, 2003, will not exceed €425 million for Vía Digital, and €705 million for the Sogecable Group.

This agreement was published on January 29, 2003, thereby meeting the requirement in the Council of Ministers' authorization of November 29, 2002, that two detailed plans of action be submitted within two months to the Office of Fair Trading, setting out the procedure for fulfilling the conditions imposed by the Council. On the same date, the parties filed a contentious-administrative appeal with the Third Chamber of the Supreme Court, requesting the annulment of the conditions deemed by them to be unlawful.

Also, third parties operating in the audiovisual industry have apparently appealed to the Supreme Court against the authorization granted by the competent authorities to carry out the integration operation described above. The Company has not received notice of these appeals; however, it considers that they will not affect the performance of the integration operation.

(3) BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

True and fair view-

The accompanying financial statements, which were obtained from the Company's accounting records, are presented in accordance with the Spanish National Chart of Accounts and, accordingly, give a true and fair view of the Company's net worth, financial position and results of operations. Once these financial statements have been formally prepared by the Company's directors, they will submitted for approval by the Shareholders' Meeting, and it is considered that they will be approved without any changes. The 2001 financial statements were approved by the Shareholders' Meeting on April 16, 2002.

Vía Digital integration agreement-

The accompanying 2002 financial statements do not include the possible effects of the integration of DTS, Distribuidora de Televisión Digital, S.A. (Vía Digital), described in Notes 1 and 2, on the Company's financial and net worth position, assets, trade liabilities and financial commitments. The Company's directors consider that the impact, if any, will be felt on the financial statements for the year in which this operation takes place, based on compliance with the legal requirements, terms and conditions and deadlines taken into account by the parties.

(4) ALLOCATION OF LOSS

The Company's directors propose to allocate the 2002 loss to the "Accumulated Losses" caption.

(5) VALUATION STANDARDS

The main valuation methods applied in preparing the accompanying financial statements for 2002 were as follows:

a) Start-up expenses-

Start-up expenses, which comprise preopening and new television channel launch expenses, are recorded at cost and amortized over the lifespan of the channels.

The capital increase expenses, which relate mainly to taxes, lawyers' fees, public deed and registration and other necessary expenses, are amortized on a straight-line basis at an annual rate of 20%.

b) Intangible assets-

The "Intellectual Property" account reflects the amounts paid to acquire the right to use or to register certain trademarks. The "Computer Software" account includes the direct costs incurred in developing computer software billed by the Company's investee Centro de Asistencia Telefónica, S.A. and the acquisition cost of software applications acquired from third parties. The balances of the two accounts are amortized on a straight-line basis at an annual rate of 20%, and the computer software starts to be amortized from the date on which its development is completed.

The "Audiovisual Rights" account includes the amounts paid for film productions, and the account balance is amortized on the basis of the revenues generated by the related production. Amortization starts to be taken from immediately after the date on which the productions are premièred at a movie theater.

Also, this account includes the acquisition cost of television distribution rights. In this case, the rights are amortized by the declining-balance method based on the duration of the rights under each contract.

This caption in the accompanying balance sheet as of December 31, 2002, includes certain advances to suppliers of audiovisual rights which will be recovered at long term.

Also, as of December 31, 2002, this account in the accompanying balance sheet included the cost of various long-term audiovisual and publicity rights, including both present rights and options to exercise rights in the future. These rights are amortized on the basis of the revenues generated by them, over the term of the contracts.

c) *Tangible fixed assets-*

Tangible fixed assets are carried at cost.

Period upkeep and maintenance expenses are expensed currently.

The Company depreciates its tangible fixed assets by the straight-line method at annual rates based on the following years of estimated useful life:

	Years of Useful Life
Machinery	5
Installations	10
Decoders	10
Adapters and keys	7
Computer hardware	5
Furniture and fixtures	10
Transport equipment	5

Based on technical studies, the Company reestimated the useful life of its decoders, increasing it from the seven years previously considered to 10 years. The effect of this reestimation, applied since January 1, 2002, was approximately €2,214,000, after considering the tax effect.

d) *Long-term investments-*

Holdings in investees and minority holdings in other companies are valued at the lower of acquisition cost or underlying book value of the holdings, adjusted by the amount of the possible unrealized gains disclosed at the time of the acquisition and still existing at the date of subsequent valuation.

When the underlying book value of the holdings is negative, the Company records the difference between that value and the cost of the holdings net of allowances for decline in value under the "Provisions for Contingencies and Expenses" caption in the accompanying balance sheets.

In 2001 Sogecable, S.A. sold 45% of its ownership interest in Sogepaq, S.A. to StudioCanal, S.A., a company related to Groupe Canal+, S.A. (France), for €47,250,000. Sogecable, S.A. and StudioCanal, S.A. retained short-term options on the purchase and sale, respectively, of this holding. These options will be exercisable at the market price determined by an independent expert, which will be below the adjusted price of the transaction. Until these options mature, the acquirer will not make any additional disbursements the company. At the date of these financial statements, StudioCanal, S.A. had not expressed any intention regarding the exercise of its option and the Company had not taken any decision as to whether or not it would exercise its option.

On September 25, 2002, Groupe Canal + announced the sale of its ownership interest in Canal+ Technologies to Thomson Multimedia for €190 million. Although this transaction was concluded after the date of these financial statements, Sogecable S.A. applied the principle of prudence in accounting and recorded a provision of approximately €41,460,000 to adjust the valuation of its financial investment in the company, based on the value of the aforementioned transaction. This provision is recorded under the "Variation in Fixed Asset Allowances" caption in the accompanying 2002 statement of operations.

Since the Company is the head of a group, it is obliged under current legislation to prepare separate consolidated financial statements. The effect of consolidation, with respect to the accompanying individual financial statements, was to reduce reserves by approximately €1,231,000, to decrease the loss for the year by approximately €4,297,000, and to increase assets and net sales by approximately €431,120,000 and €297,588,000, respectively.

e) Treasury stock-

Treasury stock is valued at cost, which comprises the total amount paid for acquisition plus the related expenses, and the related valuation adjustments are charged to income if the year-end market value is lower than acquisition cost.

Also, although the shares of treasury stock were not acquired for subsequent retirement (see Note 19), pursuant to the ruling published in Official Gazette no. 48 of the Spanish Accounting and Audit Institute (ICAC) in December 2001, if the underlying book value of the shares is lower than both their cost and their market value, the Company values the shares of treasury stock at their underlying book value and, accordingly, an allowance is recorded with a charge to the "Reserve for Treasury Stock" caption.

f) Inventories-

Inventories are valued at cost and relate mainly to program broadcasting rights.

The broadcasting rights are allocated to income as follows:

1. Film broadcasting rights: these rights are allocated to income on the basis of the viewing figures for each showing based on the Company's audience surveys. The percentages of amortization allocated to each showing of a film are as follows:

	%
1st showing	52.0
2nd showing	6.1
3rd showing	5.7
4th showing	6.4
5th showing	8.7
6th showing	6.4
7th showing	6.4
8th showing	8.3
	100.0

2. Sporting event broadcasting rights: these rights are allocated to income in full at the date of the first showing.

3. Series broadcasting rights: the cost of these rights is allocated to income on a straight-line basis in proportion to the number of programs.

4. Other rights: these rights, which relate basically to documentaries, in-house productions and program titles, are recorded as items consumed when they are broadcast.

g) Guarantee deposits received-

The deposits received as guarantees for the analog decoder equipment are recorded at short or long term on the basis of the estimated claimability of this liability.

h) Classification of debt-

Debts maturing in under 12 months from year-end are classified by the Company as current liabilities and those maturing at over 12 months as long-term debt.

i) Corporate income tax-

In 1996 the Company started to file consolidated corporate income tax returns, in accordance with Corporate Income Tax Law 43/1995. Sogecable, S.A. is the Parent Company of the tax group.

The expense or revenue for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits.

As shown in the 2001 financial statements, at the end of that year the Company considered as timing differences the tax effect of certain extraordinary revenues recorded for accounting purposes in 2001 and qualifying for the extraordinary income reinvestment regime provided for by Law 43/1995. These timing differences were recorded as deferred tax liabilities under the "Other Long-Term Debt" caption in the accompanying balance sheet as of December 31, 2001.

However, in its calculation in 2002 of the 2001 corporate income tax, the Company availed itself of Transitional Provision Three of Law 24/2001 regarding the taxation of extraordinary income, including in the taxable base of that year the portion of income to which it intended to apply the tax deferral. Based on this transitional system, the Company recorded a revenue of approximately €6,845,000 for the tax credit provided by this Law, under the "Corporate Income Tax" caption in the accompanying 2002 statement of operations. The directors consider that the reinvestment requirements established to qualify for this tax credit have been met.

Also, as of December 31, 2002, the Company recorded in the accompanying statement of operations a corporate income tax revenue for the year of approximately €1,090,000. Also, a provision for the corporate income tax expense is included under the "Corporate Income Tax" caption in the accompanying statement of operations in order to reduce the future tax burden, amounting to approximately €22,341,000.

The application of the consolidated tax regime led to the generation of certain taxes receivable for the Group and to timing differences derived from variations in the allowances for the decline in value of the holdings in companies in the consolidated tax group. The Company records the related amounts under the "Other Long-Term Loans" caption in the accompanying balance sheet as of December 31, 2002. These amounts are expected to be offset by income generated in future years (see Note 2).

j) Foreign currency transactions-

Foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the exchange rates ruling at the transaction date. The exchange differences arising on translation by this method are charged or credited, as appropriate, to income for the year.

At year-end, the foreign currency on hand and receivables and payables denominated in foreign currencies are translated to euros at the year-end exchange rates in the event of exchange losses, which are charged to income for the year. Exchange gains are not recognized as revenues until they are realized.

k) Recognition of revenues and expenses-

Revenues and expenses are recognized on an accrual basis.

However, in accordance with the accounting principle of prudence, only realized income is recorded at year-end, whereas foreseeable contingencies and losses, including possible losses, are recorded as soon as they become known.

l) *Working capital deficiency -*

As a result of the nature of the Company's business and of the investments made in the year ended December 31, 2002, and the debt structure, its current liabilities exceed its current assets. The Company's directors consider that, based on the revenues that the Company will generate in the future and the renewal of the Company's current and future external borrowings, sufficient funds will be obtained to enable it to settle its debts as they mature (see Note 2).

(6) START-UP EXPENSES

The transactions recorded in 2002 in the various start-up expenses accounts are summarized as follows:

	Thousands of Euros		
	Preopening Expenses	Capital Increase Expenses	Total
Balance at 12/31/01	**9,517**	**5,527**	**15,044**
Additions	1,630	5	1,635
Amortization	(1,668)	(2,214)	(3,882)
Balance at 12/31/02	**9,479**	**3,318**	**12,797**

(7) INTANGIBLE ASSETS

The transactions recorded in 2002 in the various intangible asset accounts and the related accumulated amortization and allowances are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/01	Additions	Retirements	Balance at 12/31/02
Cost-				
Intellectual property	612	81	-	693
Computer software	25,003	4,991	-	29,994
Audiovisual rights	165,672	1,976	(851)	166,797
Total cost	**191,287**	**7,048**	**(851)**	**197,484**
Accumulated amortization-				
Intellectual property	370	82	-	452
Computer software	16,267	3,689	-	19,956
Audiovisual rights	63,365	6,395	(190)	69,570
Total accumulated amortization	**80,002**	**10,166**	**(190)**	**89,978**
Allowances	**476**	**-**	**-**	**476**

The "Audiovisual Rights" caption balance as of December 31, 2002, includes most notably the cost of €39,066,000, for the acquisition in 2001 for joint exploitation, of 10% of the rights of Real Madrid Club de Fútbol that the latter and Caja Madrid had been exploiting, including the publicity rights of the club and its players, and Internet, merchandising and other rights. The original agreement for the acquisition of the share in this set of rights envisaged a sale option for the Company on the total percentage of the rights acquired from Real Madrid Club de Fútbol. Sogecable, S.A. and this Club reached an agreement prior to expiration of this option, under which the Company waived exercise of the sale option in exchange for a two-year extension of its share in the set of rights.

As of December 31, 2002, the Company had totally amortized intangible assets amounting to approximately €50,771,000.

(8) TANGIBLE FIXED ASSETS

The transactions recorded in 2002 in the various tangible fixed asset accounts and the related accumulated depreciation are summarized as follows::

	Thousands of Euros			
	Balance at 12/31/01	Additions	Retirements and Transfers	Balance at 12/31/02
Cost-				
Machinery	27,531	39	(27,570)	-
Installations	13,007	-	(13,007)	-
Decoders, keys and adapters	135,269	-	-	135,269
Computer hardware	1,759	-	(1,759)	-
Furniture and fixtures	2,594	-	(2,594)	-
Transport equipment	269	-	(269)	-
Construction in progress	123	225	(72)	276
Total cost	**180,552**	**264**	**(45,271)**	**135,545**
Accumulated depreciation-				
Machinery	22,160	1,407	(23,567)	-
Installations	11,011	252	(11,263)	-
Decoders, keys and adapters	126,130	2,921	-	129,051
Computer hardware	699	213	(912)	-
Furniture and fixtures	1,695	102	(1,797)	-
Transport equipment	171	27	(198)	-
Total accumulated depreciation	**161,866**	**4,922**	**(37,737)**	**129,051**

In 2002 the Company and other Group companies transferred their offices and main technical installations to the building built by the Group company Servicios Técnicos de Sogecable, S.L. in Tres Cantos (Madrid). As a result of this transfer, most of these tangible fixed assets were sold to this Group company at their net book value.

As of December 31, 2002, the Company had fully depreciated operating tangible fixed assets amounting to approximately €90,334,000.

(9) LONG-TERM INVESTMENTS

The transactions recorded in 2002 in the various long-term investment accounts are summarized as follows:

	Thousands of Euros			
	Balance at 12/31/01	Additions	Retirements and Transfers	Balance at 12/31/02
Investments in Group companies	481,520	60,845	-	542,365
Investments in Associated companies	114,671	8,140	(129)	122,682
Loans to Group companies	67,461	-	(10,494)	56,967
Loans to Associated companies	36,833	14,737	(34,551)	17,019
Other long-term loans	95,127	56,309	(13,780)	137,656
Deposits and guarantees	527	-	(263)	264
Provisions	(354,089)	(110,203)	48	(464,244)

a) Direct investments in Group and Associated companies

The information on the Group and associated companies is presented in Exhibit I to these financial statements.

The main transactions carried out in 2002 were as follows:

- On April 9, 2002, the Shareholders' Meeting of CanalSatélite Digital, S.L. resolved to increase capital by €49,999,793.20 through the issuance of 82,453 new shares and by increasing the par value of these shares to €602 each. This increase, which was fully subscribed and paid, included Sogecable, S.A.'s investment of €41,624,146.45.

- On April 16, 2002, the Shareholders' Meeting of Gestión de Derechos Audiovisuales y Deportivos, S.A. resolved to increase capital by €10,665,364.03 through the issuance of 1,774,603 shares of €6.01 par value each, of which 99.9% were subscribed by Sogecable, S.A. On that same date the Shareholders' Meeting resolved to reduce capital by €10,665,366.03 to offset accumulated losses.

- On April 16, 2002, the Shareholders' Meeting of Compañía Independiente de Televisión, S.L. resolved to increase capital by €5,541,821.00 through the issuance of 36,884 new shares ("participaciones") of €150.25 par value each, of which 99.9% were subscribed by Sogecable, S.A. On that same date the Shareholders' Meeting resolved to reduce capital by €5,541,921.00 to offset accumulated losses.

- On April 16, 2002, the Shareholders' Meeting of Plataforma Logística de Usuarios de Sogecable, S.L. resolved to increase capital by €3,015,580.00 through the issuance of 1,507,790 new shares ("participaciones") of €2 par value each, of which €3,015,574.00 were subscribed by Sogecable, S.A. On that same date the Shareholders' Meeting resolved to reduce capital by the same amount to offset accumulated losses.

- On December 23, 2002, the Shareholders' Meeting of Real Madrid Multimedia, S.L. resolved to increase capital by €12,000,000 through the disbursement of

€6,000,000 by Real Madrid Club de Fútbol in cash, and of €6,000,000 by Sogecable, S.A. through the conversion of net claimable into capital debt which, at the date of the agreement, was recorded in the "Long-Term Investments - Loans to Associated Companies" caption in the balance sheet.

- In 2002 the Company paid approximately €2,141,000 relating to its 60% holding in the capital stock of Canal+ Investments, Inc., a company resident in the U.S. which engages, directly or indirectly, in film production through a joint venture with Warner.

The Company included under the "Provisions for Contingencies and Expenses" caption in the accompanying balance sheet as of December 31, 2002, the following amounts relating to the difference between the underlying book value of its holdings in the aforementioned companies and the net cost of the allowances recorded for the decline in value of these holdings:

	Thousands of Euros
Compañía Independiente de Televisión, S.L.	3,720
Plataforma Logística de Usuarios de Sogecable, S.L.	1,469
Compañía Independiente de Noticias de Televisión, S.L.	2,311
Real Madrid Multimedia, S.L.	1,242
	8,742

b) Indirect investments in Group and Associated companies

			Thousands of Euros	
	Registered Office	% of Ownership	Capital Stock as of 12/31/02	Shareholders' Equity as of 12/31/02
Cinemanía, S.L.	Avda Artesanos, Tres Cantos, Madrid	90%	601	(2,585)
Sogecable Fútbol, S.L.	Avda Artesanos, Tres Cantos, Madrid	99.99%	601	(5,498)
Sogecable Música, S.L. (*)	Gran Vía, 32, Madrid	50%	1,202	1,106
Audiovisual Sport, S.L.	Diagonal, 477 Barcelona	40%	73,473	48,095
Canal Estilo, S.L.	Avda Artesanos, Tres Cantos, Madrid	100%	5	(439)
Fox Kids España, S.L. (*)	Avda Artesanos, Tres Cantos, Madrid	50%	301	3,489
StudioCanal Spain, S.L. (*)	Avda Artesanos, Tres Cantos, Madrid	26.95%	2,300	2,139

(*) Companies not audited at the date of these financial statements

The main transactions in 2002 involving indirect holdings were as follows:

- On April 9, 2002, the Shareholders' Meeting of Cinemanía, S.L. resolved to increase capital by €3,153,086.40, through the issuance of 52,464 new shares of

€60.10 par value each. Also, at the same time the Shareholders' Meeting resolved to reduce capital by the same amount in order to offset accumulated losses.

- On April 16, 2002, the Shareholders' Meeting of Sogecable Fútbol, S.L. resolved to increase capital by €6,321,738.70, through the issuance of 105,187 new shares of €60.10 par value each, and at the same time to reduce capital by €6,321,778.70 in order to offset accumulated losses.

- On that same date, the Shareholders' Meeting of Canal Estilo, S.L. resolved to increase capital by €235,531.90, through the issuance of 3,919 new shares of €60.10 par value each, and at the same time resolved to reduce capital by €235,541.00 to offset accumulated losses.

- On December 19, 2002, the Shareholders' Meeting of Audiovisual Sport, S.L. resolved to reduce capital by approximately €50,786,000 to offset accumulated losses. On that same date, the Shareholders' Meeting resolved to increase capital by approximately €59,981,000, through the offset of long-term loans from shareholders, of which approximately €23,992,000 related to Gestión de Derechos Audiovisuales y Deportivos, S.A.

On the basis of the renewals of the audiovisual rights of clubs already arranged by the shareholders of Audiovisual Sport, S.L., of the negotiations currently in progress, and of the conditions imposed by the competent authorities for authorization of the integration process described in Note 2, the Company's directors consider that this investee will be able to continue operating after the 2002/2003 season, the date through which it holds the broadcasting rights for the Spanish League Championship and the Royal Cup (except for the final game), on conditions similar to those on which it currently operates. In any case, the Company's directors consider that, based on the foreseeable scenario of exploitation of these football rights after this season, no incidents will arise that might have a material impact on Sogecable, S.A.'s net worth.

As part of the agreements between Telefónica and Sogecable, S.A. described in Note 2, Sogecable, S.A. will take over Telefónica's indirect holding to date in Audiovisual Sport, S.L. through its media subsidiaries, bringing Sogecable, S.A.'s direct or indirect holding to 80% in the capital of Audiovisual Sport, S.L. at the end of the process.

c) Long-term loans to Group companies

The "Long-Term Loans to Group Companies" caption includes the amounts totaling approximately €50,957,000 advanced to Gestión de Derechos Audiovisuales y Deportivos, S.A.

Also, as of December 31, 2002, this caption included the participating loan granted by the Company to Sociedad General de Cine, S.A. amounting to approximately €6,010,000. The interest earned by this loan has been established as a percentage of the future income of the company. In 2002 a portion of the loan amounting to approximately €3,005,000 was repaid.

Also in 2002, the Company canceled the long-term account receivable from Sogepaq, S.A. of approximately €7,489,000, which had been recorded under this caption in the balance sheet as of December 31, 2001.

d) Long-term loans to associated companies

The "Long-Term Loans to Associated Companies" caption included the participating loan granted by the Company to Compañía Independiente de Noticias de Televisión, S.L. amounting to approximately €4,791,000, earning interest at market rates.

Additionally, this caption includes a long-term account receivable from Real Madrid Multimedia, S.L. of approximately €12,197,000 relating to the amounts paid by Sogecable, S.A. as of December 31, 2002, for the account of the aforementioned company under the rights exploitation contracts to which Real Madrid Multimedia, S.L. was subrogated in both the rights and obligations (see paragraph a) above).

This long-term account receivable from Real Madrid Multimedia, S.L. increased in 2002 due to payments made by the Company on behalf of Real Madrid Multimedia, S.L. relating to the aforementioned contracts, amounting to approximately €7,213,000. In 2002 these long-term receivables were partially (€6,000,000) offset by the contribution of them as disbursement of a capital increase at the subsidiary. A portion of these receivables, amounting to approximately €4,551,000, was also refunded in cash in 2002.

As of December 31, 2001, the "Long-Term Loans to Associated Companies" caption included the loans granted to Audiovisual Sport, S.L. amounting to approximately €16,506,000 under a credit facility granted to this company totaling approximately €24,040,000 and earning interest at market rates. In 2002, loans totaling approximately €7,525,000 were granted to Audiovisual Sport, S.L. under the same credit line contract. Also in 2002, €24,000,000 relating to the major portion of these loans were repaid, bringing the total amount of loans to Audio visual Sport, S.L. to approximately €31,000 as of December 31, 2002. These loans bore interest at market rates.

e) Other long-term loans

The variations in 2002 in the tax asset, prepaid tax and deferred tax accounts recorded by the Company as indicated in Note 5.i were as follows:

	Thousands of Euros			
	Balance at 12/31/01	Additions	Retirements	Balance at 12/31/02
Tax assets	66,909	46,276	(13,780)	99,405
Prepaid taxes	28,218	10,033	-	38,251
Deferred taxes	14,093	-	(14,093)	-

(10) BALANCES AND TRANSACTIONS WITH GROUP AND ASSOCIATED COMPANIES

As of December 31, 2002, the balances of these captions in the accompanying balance sheet arose basically from the commercial transactions and loans at market interest rates between the Company and the Group and associated companies, and from the transfers of funds and the payments and collections made by these companies.

These accounts receivable and payable are classified as short term because the Company's directors consider that they will be offset within a period of 12 months as a result of its current transactions with Group and associated companies.

The "Receivable from Group Companies" caption as of December 31, 2002, includes various accounts receivable relating to commercial transactions and loans granted, most notably those receivable from Cinemanía, S.L., amounting to approximately €42,909,000, from Servicios Técnicos de Sogecable, S.L. amounting to approximately €41,259,000 and from Gestión de Derechos Audiovisuales y Deportivos, S.A. amounting to approximately €33,883,000.

The "Payable To Group Companies" caption as of December 31, 2002, includes various accounts payable, most notably those payable to CanalSatélite Digital, S.L. amounting to approximately €34,017,000, and to Gestión de Derechos Audiovisuales y Deportivos, S.L. amounting to approximately €33.637.000.

The detail of transactions with Group and associated companies in 2002 is as follows:

	Thousands of Euros		
	Services Provided	Purchases	Other Operating Expenses
Group companies	439,714	34,792	46,181
Associated companies	38,109	74,948	17,059
	477,823	109,740	63,240

(11) SUNDRY ACCOUNTS RECEIVABLE

The balance of this caption in the accompanying balance sheet as of December 31, 2002, includes mainly the advances paid to various suppliers for the acquisition of audiovisual rights.

(12) SHAREHOLDERS' EQUITY

The transactions recorded in equity accounts in 2002 are summarized as follows:

	Thousands of Euros						
	Capital Stock	Additional Paid-In Capital	Legal Reserve	Reserve for Treasury Stock	Voluntary Reserves	Prior Years' Losses	Income (Loss) for the Year
Balance at December 31, 2001	194,048	144,561	12,373	701	42,393	(45,102)	1,603
Transfer of reserves	-	-	-	(3,385)	3,385	-	-
Allowance for treasury stock	-	-	-	3,275	-	-	-
Distribution of 2001 income	-	-	160	-	1,443	-	(1,603)
2002 loss	-	-	-	-	-	-	(58,537)
Balance at December 31, 2002	194,048	144,561	12,533	591	47,221	(45,102)	(58,537)

Capital stock-

As of December 31, 2002, the capital stock of Sogecable, S.A. consisted of 97,023,753 fully subscribed and paid registered shares of €2 par value each.

The detail of the Company's shareholders and of the related percentages of ownership as of December 31, 2002, is as follows:

	Percentage of Ownership
Promotora de Informaciones, S.A.	21.27
Groupe Canal+, S.A. (Francia)	21.27
Other	57.46
	100.00

Based on the integration plan described in Note 2, Sogecable, S.A. will make a capital increase through the issuance of 28,981,121 new shares, representing 23% of the resulting capital stock, which are intended to be subscribed by the present shareholders of DTS Distribuidora de Televisión Digital, S.A. (Telefónica Group). Also, as indicated in the same note, the reference shareholders after this increase, i.e. PRISA, Groupe Canal+ and Telefónica, S.A., will contribute to funding the operation with a participating loan of €50 million each and Sogecable, S.A. will offer its shareholders the possibility of participating in a subordinated loan of €175 million for the purpose of reinforcing the Sogecable Group's financial structure.

Additional paid-in capital-

Additional paid-in capital arose in 1999 when the Executive Committee of Sogecable, S.A., with the prior authorization from the Board of Directors (which in turn had previously been authorized by the Shareholders' Meeting), resolved to increase capital by €13,447,506 (Ptas. 2,237,476,733) through the issuance of 6,723,753 new shares of €2 par value each. The amount of the additional paid-in capital relating to the shares offered in the public offering for subscription of shares was established as the difference between the offer price and the par value of each share. On June 21, 1999, the Company's shares were admitted to listing on the Spanish computerized trading system (continuous market).

The Spanish Corporations Law expressly permits the use of the additional paid-in capital balance to increase capital and establishes no specific restrictions as to its use.

Legal reserve-

Under the revised Corporations Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of capital stock. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount. Otherwise, until the legal reserve exceeds 20% of capital stock, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury stock-

Article 79 of the revised Corporations Law states that if a company acquires its own shares or those of its Parent Company, a restricted reserve must be recorded on the liability side of the balance sheet equal to the amount of the Company's own shares or those of the Parent Company included in assets. This reserve must be maintained until the shares have been disposed of or retired.

As of December 31, 2002, the reserve for treasury stock amounted to €591,000, which was the acquisition cost of the treasury stock held by the Company net of the valuation adjustments recorded at that date. The par value of the own shares held by the Company as of December 31, 2002, represented 0.2% of the capital stock.

Also, as of December 31, 2002, although the shares of treasury stock were not acquired for subsequent retirement (see Note 19), and although the underlying book value of the shares was clearly lower than their year-end market value, pursuant to the ruling published in Official Gazette no. 48 of the Spanish Accounting and Audit Institute (ICAC) in December 2001, the Company valued the shares of treasury stock at their underlying book value at that date and, accordingly, an allowance of €1,075,000 was recorded with a charge to the "Reserve for Treasury Stock" caption.

(13) GUARANTEE DEPOSITS RECEIVED

These captions in the accompanying balance sheet as of December 31, 2002, include the guarantee deposits received from subscribers to Canal + through January 18, 1998. Cancellations in 2002 amounted to €7,366,000. The balances of these captions as of December 31, 2002, amounted to €27,074,000.

As of December 31, 2002, the Company had recorded under the "Short-Term Guarantee Deposits Received" caption the estimated amounts claimable in subsequent years based on prior years' experience.

(14) PAYABLE TO CREDIT INSTITUTIONS

As of December 31, 2002, the Company had credit lines with a limit of €329,331,000 against which approximately €271,564,000 had been drawn. This amount includes the unmatured interest payable. These credit lines bear interest at market rates.

The detail, by maturity, of the accounts payable to credit institutions as of December 31, 2002, is as follows:

Maturity	Thousands of Euros
2003	73,294
2004	113,916
2005	84,354
	271,564

The amount maturing in 2003 includes the balances drawn down against certain credit lines maturing at two years, although the related contracts provide for annual renewals. Accordingly, the Company recorded this amount under the "Current Liabilities – Payable to Credit Entities" caption in the accompanying balance sheet as of December 31, 2002.

As of December 31, 2002, the Company was guaranteeing various credit facilities arranged by certain Group companies with a total limit of €297,532,000, against which €296,979,000 had been drawn down.

Also, the Company is guaranteeing €9,794,000 of drawdowns against guarantee lines made by Gestión de Derechos Audiovisuales y Deportivos, S.A. as of December 31, 2002.

The Company and the other shareholders of Audiovisual Sport, S.L. are guaranteeing, in proportion to their percentages of ownership, the long- and short-term credit and guarantee facilities arranged by the latter company as of December 31, 2002, against which approximately €186,314,000 had been drawn down.

As of December 31, 2002, the Company and the other shareholders of Warner Lusomundo Sogecable Cines de España, S.A. were guaranteeing, in proportion to their percentages of ownership, this company's long-term debts to financial institutions (bearing interest at market rates) with a limit of approximately €48,081,000, against which €33,270,000 had been drawn down.

(15) TAX MATTERS

Corporate income tax is calculated on the basis of the result per books determined by application of generally accepted accounting principles, which does not necessarily coincide with the taxable base.

In 1996 the Company started to file consolidated tax returns pursuant to Law 43/1995. Sogecable, S.A. is the Parent Company of the tax group, of which the subsidiaries Centro de Asistencia Telefónica, S.A., Gestión de Derechos Audiovisuales y Deportivos, S.A., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.A., Cinemanía, S.L., Sogecable Fútbol, S.L., Cable Antena, S.A., Canal Estilo, S.L., Servicios Técnicos de Sogecable, S.L., Plataforma Logística de Usuarios de Sogecable, S.L. and CanalSatélite Digital, S.L. were members as of December 31, 2002.

The reconciliation of the result per books for 2002 to the taxable base for corporate income tax purposes is as follows:

	Thousands of Euros
Loss for the year per books (before taxes)	(44,131)
Timing differences	28,665
Permanent differences	44,058
Taxable base	**28,592**

Pursuant to current legislation, the consolidated tax group of which the Company is the Parent Company has 15 years in which to offset its tax losses, the detail of which by year is as follows:

Years	Thousands of Euros
1997	5,829
1998	46,541
1999	49,714
2000	24,927
2002	104,171

The Company has the last four years open for review by the tax inspection authorities for all the taxes applicable to it. No additional material liabilities are expected to arise for the Company in the event of a tax audit.

(16) REVENUES AND EXPENSES

The breakdown of the Company's net ordinary sales in 2002 is as follows:

	Thousands of Euros
Subscribers	410,413
Advertising	34,820
Other	232,990
	678,223

The Company makes purchases in foreign currencies for significant amounts which are not disclosed because of their strategic nature for the Company.

The fees for the audit of the Company's financial statements amounted to approximately €82,000. Additionally, the Company's auditors earned approximately €44,000 for providing other audit services. These amounts are recorded under the "Other Operating Expenses" caption in the accompanying statement of operations for the year ended December 31, 2002.

Employees-

The average number of permanent employees in 2002, by category, was as follows:

	Average Number of Employees
Managers	45
Department heads	43
Employees	837
	925

Under current labor regulations, the Company is required to make indemnity payments to employees terminated under certain conditions. The Company's management considers that an appropriate amount has been provisioned in this connection in the accompanying 2002 statement of operations.

(17) DIRECTORS' COMPENSATION AND OTHER BENEFITS

In 2002 the Company's directors earned compensation amounting to €2,350,000.

In accordance with the stock option plan involving Company shares described in Note 19, the Board members of Sogecable, S.A. hold options to acquire Company shares representing 0.077% of the par value of the capital stock.

The Company has not granted any advances or loans to its directors and it does not have any pension commitments to them.

(18) FUTURE COMMITMENTS

The Company has entered into certain purchase and sale agreements with various suppliers and consumers for future program broadcasting rights and for the exploitation of publicity and sporting rights. These commitments cover the Company' programming needs in the related years.

As of December 31, 2002, the Company had payment commitments and collection rights in various currencies, the net amount of which totaled approximately €1,025,716,000. The schedule of the net payments under these commitments is as follows:

Year	Thousands of Euros
2003	263,552
2004	196,446
2005	175,079
2006	177,673
2007	146,731
Subsequent years through 2010	66,235
	1,025,716

The obligation to pay the amounts pacted in the purchase agreements arises only if the suppliers fulfill all the contractually established terms and conditions.

(19) STOCK OPTION PLAN

On May 16, 2000, the Shareholders' Meeting resolved to establish a stock option plan for the Company's executive directors and executives. In order to cater for this stock option plan, in 2000 the Company acquired treasury stock representing 0.2% of the par value of capital stock. As of December 31, 2002, these shares were recorded in the Company's balance sheet at acquisition cost, adjusted to the underlying book value as of that date.

(20) LITIGATION AND CLAIMS IN PROGRESS

In January 2002 the Company was notified of the decision handed down in relation to the claim filed against it by the rights management entities A.I.E. and A.I.S.G.E. for compensation for certain intellectual property rights. This decision, which has been appealed by the Company, partially upholds the claim and establishes the entitlement of the plaintiffs to a fair one-time payment, which will be quantified, as established in the decision, taking into account, inter alia, the agreements entered into by these entities with other television channels in the past, and not exclusively on the basis of the plaintiffs' official rates as the latter were seeking.

However, the decision is not firm and final because it has been appealed, and the Group's external and internal legal advisers consider that the appeal is very likely to succeed, in view of the absence of intellectual property legislation supporting the right being claimed by the management entities. There is more likelihood of the appeal being successful at a higher instance because the essential point in law is that the revised Intellectual Property Law is *ultra vires*, an issue upon which the Supreme Court has already handed down decisions in relation to other aspects of the revised Law. In any case, the Group's external and internal legal advisers consider that no significant liabilities will arise from these claims and that, in any case, such liabilities would be limited to amounts equal to those agreed on by the plaintiffs in the past with other television channels.

Also, there are other lawsuits concerning intellectual property rights relating to the exploitation of soccer rights. The Company's directors consider that these lawsuits will not give rise to any significant liabilities.

(21) STATEMENTS OF CHANGES IN FINANCIAL POSITION

Following are Sogecable, S.A.'s statements of changes in financial position for 2002 and 2001:

APPLICATION OF FUNDS	Thousands of Euros 2002	Thousands of Euros 2001	SOURCE OF FUNDS	Thousands of Euros 2002	Thousands of Euros 2001
Fixed asset additions:			Funds obtained from operations:		
			Income (Loss) for the year	(58.537)	1.603
Start-up expenses	1.635	-	Add-		
Intangible assets	7.048	61.551	Period depreciation and amortization	18.970	33.640
Tangible fixed assets	264	1.114	Variation in fixed asset allowances	87.485	53.454
Long-term investments	111.691	185.818		47.918	88.697
Other provisions for contingencies and expenses	-	255	Other provisions for contingencies and expenses	2.336	1.180
Repayment of long-term debt	19.924	19.823	Long-term debt	81.694	57.949
			Fixed asset disposals or net retirements:		
			Intangible assets	661	13.198
			Tangible fixed assets	7.534	256
			Long-term investments	53.169	9.990
			Decrease in deferred charges	1.182	1.009
TOTAL FUNDS APPLIED	140.562	268.561	TOTAL FUNDS OBTAINED	194.494	172.279
FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED (INCREASE IN WORKING CAPITAL)	53.932	-	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED (DECREASE IN WORKING CAPITAL)	-	96.282

VARIATION IN WORKING CAPITAL	Thousands of Euros 2002 Increase	Thousands of Euros 2002 Decrease	Thousands of Euros 2001 Increase	Thousands of Euros 2001 Decrease
Inventories	3.649	-	33.642	-
Accounts receivable	66.226	-	4.708	-
Short-term investments	-	2.352	83	-
Cash	3.199	-	-	821
Accrual accounts	-	2.638	-	5.266
Trade accounts payable	-	87.509	-	20.327
Other payables	73.357	-	-	108.301
TOTAL	146.431	92.499	38.433	134.715
VARIATION IN WORKING CAPITAL	53.932	-	-	96.282

(22) EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Exhibit I

Group Companies

INVESTEE	ADDRESS	LINE OF BUSINESS	NET BOOK VALUE	% OF OWNERSHIP	CAPITAL STOCK	RESERVES	INCOME (LOSS)
			Thousands of Euros				
Centro de Asistencia Telefónica, S.A.	Albasanz, 75- Madrid	Services	1.610	99,70%	2.043	699	-
Gestión de Derechos Audiovisuales y Deportivos, S.A.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Distribution of sporting rights	7.274	99,99%	19.232	10	(11
Sogepaq, S.A.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Management and distribution of audiovisual rights	4.833	54,99%	18.030	(4.021)	
CanalSatélite Digital, S.L.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Television services	167.304	83,25%	270.893	(68.428)	(10
Sociedad General de Cine, S.A.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Production and management of audiovisual rights	6.010	99,99%	6.010	6.793	-
Compañía Independiente de Televisión, S.L.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Management and exploitation of audiovisual rights	-	99,99%	601	-	(4
Sogecable Futbol, S.L.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Operation of thematic channels	2	0,01%	601	-	(6
Cable Antena, S.A.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Operation of thematic channels	6.611	99,99%	1.953	1.023	-
Servicios Técnicos de Sogecable, S.L.(*)	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Television services	12.143	99,99%	12.621	(33)	(1
Plataforma Logística de Usuarios de Sogecable, S.L.	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Internet services provided	-	99,99%	1.000	-	(2

Associated companies

INVESTEE	ADDRESS	LINE OF BUSINESS	NET BOOK VALUE	% OF OWNERSHIP	CAPITAL STOCK	RESERVES	INCOME (LOSS)
			Thousands of Euros				
Warner Lusomundo Cines de España, S.A.	Azalea, 1 - ALCOBENDAS	Screening of films	9.840	33,33%	29.360	797	(3
Compañía Independiente de Noticias de Televisión, S.L.(*)	Avda. de los Artesanos, 6 TRES CANTOS- MADRID	Television services	-	50,00%	1.442	(6.109)	
Canal + Investments, Inc.(*)	Beverly Hills, California, USA	Film production	23.214	60,00%	65.269	(32.555)	(14
Canal Club de Distribución de Ocio y Cultura, S.A.(*)	Hermosilla, 112-MADRID	Catalog sales	946	25,00%	3.907	(920)	
Warner Sogefilms, A.I.E.	Marcelo Spínola, 6 - MADRID	Distribution of films	30	50,00%	60	-	-
Real Madrid Multimedia, S.L.(*)	Concha Espina, 1-MADRID	Management and exploitation of audiovisual rights	-	50,00%	3.642	-	
Canal + Technologies, S.A.(*)	Place Raoul Dautry, 34-PARIS	Development of conditional access systems	6.812	3,19%	(2.483) (**) 135.261 (**)		

(*) Companies not audited at the date of preparation of these financial statements.
(**) Shareholders' equity as of December 31, 2002.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SOGECABLE, S.A.

2002 MANAGEMENT REPORT

SUBMITTED BY THE BOARD OF DIRECTORS OF SOGECABLE, S.A.

FOR APPROVAL BY THE SHAREHOLDERS' MEETING

To the Shareholders:

Pursuant to Article 202 of the Spanish Corporations Law, the Board of Directors of Sogecable, S.A. is honored to present and submit for the approval of the Shareholders' Meeting the management report for 2002.

Business performance and situation of the Company

As of December 31, 2002, Canal+ had 1,818,000 subscribers, of whom 64% received its programs through the services of CanalSatélite Digital. Through its multiplex versions ("Canal+Rojo", which provides special broadcasts of sports competitions, "Canal+ Azul", which focuses on film premières, and "Canal+...30", which enables Canal+ programs to be viewed thirty minutes later), Canal+ constitutes the central axis of CanalSatélite Digital's services and, in 2002, 96% of the latter's subscribers included Canal+ in their subscription, compared with 88% in 2001. Canal+ is still the uncontested leader among Spanish premium pay TV channels and the main driver of development in this segment.

In 2002, programming followed the trend of earlier years, with the broadcasting of major sporting events and premièring of the most important films. A variety of quality sports programs enabled subscribers to enjoy exclusive broadcasts of the Spanish Football League, the UEFA Champions League, the ACB Basketball League, and the most important Spanish and international sporting events. New films and series from the leading international distributors were also a basic fact of Canal+ programming in 2002, which continued to firmly support Spanish and auteur cinema.

Programs produced in-house gained importance with products such as "El Día Antes" or "+Te Vale", which, together with "El Día Después", "Lo +Plus", "La semana del Guiñol", "El Club de la Comedia", "El Tercer Tiempo" or "MagaCine", continued to personalize Canal+'s range of programming services in 2002.

Outlook

Following the agreement with Telefónica for its inclusion as a shareholder of Sogecable, S.A. and for the integration of Vía Digital in the Sogecable Group, the outlook for the Group as a whole is favorable, judging from its performance in 2002 and evolution in the early months of 2003. The launch of this joint project signifies the rationalization of the Spanish pay television market without affecting the Group's leadership in this area. This position, based on an ever-increasing subscriber base, which enables Sogecable to reinforce its front-ranking sales and contents, constitutes a key business reality for the development of pay television and film production and distribution in Spain.

The Company's future will foreseeably be characterized by sustained growth of its subscriber base for both analog and digital services. To this end, the Company will pursue its efforts to keep improving and enriching its programs and to diversify its contents, by including major Spanish and international film premières and following the main news and sporting events exhaustively and in an outstanding manner.

Research and development activities

The Company is continuing to adapt its current management and broadcasting software to the expected technological changes.

Treasury stock acquisition and transactions

In 2002 the Company did not acquire any shares of treasury stock and did not carry out any transactions involving treasury stock.